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SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

In the matter of a Notice of Meeting and Management Proxy Circular dated
January 9, 2003

CANADIAN IMPERIAL BANK OF COMMERCE

199 Bay Street
13th Floor
Commerce Court West
Toronto, Ontario
Canada M5L 1A2

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Dated the 30th day of January, 2003.
CANADIAN IMPERIAL BANK OF COMMERCE
By:	/s/ JOHN C. PATTISON
Name: John C. Pattison
Title: Senior Vice-President
By:	/s/ VALERIE K. PETTIPAS
Name: Valerie K. Pettipas
Title: Assistant Corporate Secretary

Notice of Annual Meeting of Shareholders
February 27, 2003
and
Management Proxy Circular

Stepping Up

TABLE OF CONTENTS

(i)	Notice of Annual Meeting of Shareholders
(ii)	Invitation to Shareholders
Voting Information
1	Solicitation of Proxies
1	Voting Matters
1	Who Can Vote
1	How to Vote
– Registered Shareholders
– Non-Registered Shareholders
2	Voting by Proxy
2	Appointing a Proxyholder
2	Voting Discretion of Proxyholder
3	Revoking the Proxy
3	Voting Restrictions
Business of the Meeting
3	Financial Statements
3	Appointment of Auditor
4	Election of Directors
9	Shareholder Proposals
Executive and Director Compensation
10	Compensation of Directors
11	Report on Executive Compensation
16	Performance Graph
17	Summary Compensation Table
18	Employee Stock Option Plan
18	Retirement Special Incentive Program Deferred Share Units
19	Pension Arrangements
20	Employment Contracts
Other Information
20	Indebtedness of Directors and Executives
22	Statement of Corporate Governance Practices
23	Directors and Officers Liability Insurance
23	Directors' Approval
24	Schedule "A" – Change of Auditor Documents
29	Schedule "B" – Board Committee Memberships and Record of Attendance by Directors
30	Schedule "C" – Shareholder Proposals
38	Schedule "D" – Statement of Corporate Governance Practices

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Notice is hereby given that the Annual Meeting of Shareholders (the "Meeting") of Canadian Imperial Bank of Commerce ("CIBC" or the "Bank") will be held at Roy Thomson Hall, located at 60 Simcoe Street, Toronto, Ontario, Canada on Thursday, February 27, 2003 at 10:00 a.m. (Eastern Standard Time) for the following purposes:

1.
to receive the financial statements for the year ended October 31, 2002 and the auditors' reports on the statements;

2.
to appoint an auditor;

3.
to elect directors;

4.
to consider certain shareholder proposals attached as Schedule "C" to the accompanying Management Proxy Circular; and

5.
to transact such other business as may properly be brought before the Meeting.

By Order of the Board

Paul T. Fisher
Corporate Secretary
January 9, 2003

Please note:

We request that shareholders who are unable to attend the Meeting in person, complete and return the enclosed form of proxy in the envelope provided or to CIBC's transfer agent, CIBC Mellon Trust Company, 200 Queens Quay East, Unit 6, Toronto, Ontario, Canada, M5A 4K9, Attention: Proxy Department or by facsimile to (416) 368-2502 not later than 10:00 a.m. (Eastern Standard Time) on February 26, 2003.

On January 9, 2003 (the date for determining shareholders entitled to receive notice of the Meeting) the number of outstanding common shares was 359,223,794.

Shareholders with questions regarding items being voted on at the Meeting may telephone CIBC's transfer agent in Toronto at (416) 643-5500 or toll free in North America at 1-800-387-0825.

Shareholders who are planning to attend the Meeting and who require special arrangements with respect to hearing or access impairment should direct their request for assistance to the Corporate Secretary's office at the address on the back cover of the accompanying Management Proxy Circular.

(i)

January 9, 2003

Invitation to Shareholders

Please accept our invitation to join us at CIBC's Annual Meeting of Shareholders, which will be held at Roy Thomson Hall, 60 Simcoe Street, Toronto, Ontario, on Thursday February 27th, 2003, at 10 a.m. (Eastern Standard Time).

At the Meeting you will have the opportunity to meet and ask questions of members of the Board of Directors and the senior management team. It also provides an excellent way to find out more about the Bank's 2002 performance and management's plans to improve shareholder returns.

At the Meeting, we will be voting on a number of important issues. We hope you will take the time to consider the information on these matters as set out in the Management Proxy Circular (the "Circular"). It is important that you exercise your vote, either in person at the Meeting or by completing and sending in your proxy. Further details about how to exercise your vote can be found on page 1 of the Circular.

At the Meeting, you will also have the opportunity to hear from Bill Etherington, CIBC's Lead Director, about the work your Board of Directors, directly and through the Corporate Governance Committee, has been doing in respect of strengthening our corporate governance processes. You can read more about this in the Annual Report on page 132 and in the Circular on page 22.

The Meeting is designed to be an informative and interactive session. We hope you will be able to join us, in person, or through our webcast, which will be available live at www.cibc.com. In the meantime, you may wish to view CIBC's 2002 Annual Report, quarterly results, analysts' presentations and other information about the Bank by visiting our website at www.cibc.com.

Sincerely,

John S. Hunkin Chairman and Chief Executive Officer CIBC	William A. Etherington Lead Director CIBC

(ii)

All information is as of December 31, 2002, and all dollar figures are in Canadian dollars, unless otherwise stated.

VOTING INFORMATION

SOLICITATION OF PROXIES

This Management Proxy Circular (the "Circular") is provided in connection with the solicitation by management of Canadian Imperial Bank of Commerce ("CIBC" or the "Bank") of proxies to be used at CIBC's Annual Meeting of Shareholders (the "Meeting") and to consider the matters set out in the Notice of Meeting accompanying this Circular. The Meeting is to be held on Thursday, February 27, 2003, at 10:00 a.m. (Eastern Standard Time), at Roy Thomson Hall, 60 Simcoe Street, Toronto, Ontario. The solicitation of proxies will be made primarily by mail. The return of proxies may also be solicited by telephone, in writing or in person by employees of CIBC and by CIBC's agents at nominal cost. The cost of solicitation will be paid by CIBC.

VOTING MATTERS

At this year's Meeting, shareholders are voting on several matters including the appointment of an auditor and the election of directors for 2003 and various shareholder proposals.

WHO CAN VOTE

Except for certain restrictions explained below under the heading Voting Restrictions, each shareholder is entitled to one vote for each common share registered in his or her name on January 9, 2003. If you are not a registered shareholder but you beneficially own shares, meaning that your shares are held in the name of a nominee such as a bank, broker or trust company, you are also entitled to one vote for each share beneficially owned on January 9, 2003. If you acquired your shares after January 9, 2003 and wish to vote, you should take the following steps on or before February 17, 2003:

  1)
  request that the Bank's transfer agent, CIBC Mellon Trust Company ("CIBC Mellon" or the "Transfer Agent"), add your name to the voter's list, and;

  2)
  produce properly endorsed share certificates or provide sufficient information to establish that you own the shares.

As of December 31, 2002 there were 359,190,344 common shares of CIBC outstanding which, subject to applicable Bank Act restrictions, were eligible to vote on each of the matters to be voted on at the Meeting. To the knowledge of the directors and officers of CIBC, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the votes attached to any class of shares of CIBC.

HOW TO VOTE

Registered Shareholders

Registered shareholders may vote in person at the Meeting or may give another person the authority to vote at the Meeting on their behalf by appointing a proxyholder, as described below under the headings Voting By Proxy and Appointing a Proxyholder.

Non-Registered Shareholders

A non-registered shareholder is a shareholder who beneficially owns shares but the shares are held in the name of a nominee, such as a bank, broker or trust company. If you are a non-registered shareholder you may have requested that your nominee refrain from sending you annual meeting materials. However, since shareholder proposals have been made, securities law requires that the annual meeting materials be sent to all shareholders. To vote your shares you should follow the instructions on the request for instructions or proxy form provided by your nominee. If you have voted by mail and would like to change your mind and vote in person, contact your nominee to discuss whether this is possible and what procedures you need to follow.

If you are a non-registered shareholder you must take the following steps to vote in person at the Meeting:

  1)
  appoint yourself as the proxyholder by writing your own name in the space provided on the request for voting instructions or proxy form, and;

  2)
  return the request for voting instructions or proxy form to the nominee in the envelope provided. Do not complete the voting section of the form as your vote will be taken at the Meeting.

If you are a participant in the CIBC Shareholder Investment Plan (the "Plan"), CIBC Mellon, the agent for the Plan, will vote or withhold from voting based on the instructions given by you on the enclosed proxy form. The voting instructions may be withdrawn only by revoking the proxy as set out under the heading Revoking the Proxy.

VOTING BY PROXY

If you will not be at the Meeting, you may still vote by using the proxy. Please vote, sign, date and return the proxy in the envelope provided or by facsimile to (416) 368-2502, not later than 10:00 a.m. (Eastern Standard Time) on February 26, 2003. Proxies to be voted at the Meeting must be deposited with the Corporate Secretary at the head office of CIBC or with CIBC's transfer agent:

CIBC Mellon Trust Company
200 Queens Quay East, Unit 6
Toronto, Ontario
Canada M5A 4K9
Attention: Proxy Department

Proxies returned to CIBC Mellon are counted and tabulated independently of CIBC to preserve the confidentiality of individual shareholder votes. Any comments made by shareholders which are clearly intended for the attention of CIBC are communicated by the Transfer Agent to CIBC for information and, where appropriate, reply.

Management of CIBC is not made aware of how individual shareholders have voted except as may be required to meet legal requirements. CIBC reserves the right to contact shareholders regarding their vote in any situation where the issues at stake are so fundamental or so critical to the future of CIBC as to impose a responsibility on the directors and management to make every possible appeal to shareholders to obtain the votes necessary to approve a matter submitted to the Meeting.

Unless otherwise noted, a simple majority of the votes cast at the Meeting, in person or by proxy, will constitute approval of any matter submitted to a vote.

APPOINTING A PROXYHOLDER

A proxyholder is the person you appoint to act on your behalf at the Meeting and to vote your shares. You may choose anyone to be your proxyholder – the person you choose does not have to be a CIBC shareholder. Simply insert the person's name in the blank space provided on the proxy form. You should ensure that this person is attending the Meeting and is aware that he or she has been appointed to vote your shares. If you do not insert a name in the blank space then the persons named on the proxy form, who are directors of CIBC, are appointed to act as your proxyholder.

Your appointed proxyholder is authorized to vote and act for you at the Meeting, including any continuation after an adjournment of the Meeting. On the proxy form you can indicate how you want your proxyholder to vote your shares (by marking FOR, AGAINST or WITHHOLD), or you can let your proxyholder decide for you. If you specify on the proxy form how you want your shares to be voted then your proxyholder must vote your shares as you specified.

VOTING DISCRETION OF PROXYHOLDER

As noted above, if you give directions regarding how to vote your shares, your proxyholder must vote your shares in accordance with your instructions. If you have not specified on your proxy form how to vote on any particular issue, then your proxyholder can vote your shares as he or she sees fit. If you do not give specific instructions, your shares will be voted as follows:

  •
  FOR the appointment of Ernst & Young LLP as auditor

  •
  FOR the election as directors of all nominees listed in the Circular

  •
  AGAINST Shareholder Proposal Numbers 1 through 10

In addition, your proxyholder has discretionary authority with respect to amendments to or variations in matters identified in the Notice of Meeting or other matters that may properly come before the Meeting. At the time of printing this Circular, the management of CIBC does not know of any matter to come before the Meeting other than the matters referred to in the Notice of Meeting. If any other matter, not currently known to management, should properly come before the Meeting, proxyholders will vote on such matters in accordance with their best judgment.

REVOKING THE PROXY

If you change your mind and want to revoke your proxy, you can do so by signing a written statement (or having your attorney, as authorized in writing, sign a statement) to this effect and deliver it to the Corporate Secretary at the head office of CIBC any time before 10:00 a.m. (Eastern Standard Time) on February 26, 2003 or by depositing it with the Chairman on the day of the Meeting, February 27, 2003.

VOTING RESTRICTIONS

The Bank Act prohibits shares from being voted where they are beneficially owned by: the government of Canada or of a province; the government of a foreign country or any political subdivision of a government of a foreign country; any agencies of these entities; and a person who contravenes certain provisions of the Bank Act which restrict the ownership of a bank's shares (such as, for example, a person who has acquired more than 10% of any class of shares of CIBC without the approval of the Minister of Finance). As well, no person or entity controlled by any person may cast votes in respect of any shares beneficially owned by the person or the entity that are, in the aggregate, more than 20% of the eligible votes that may be cast. For more information about voting restrictions, please contact the Corporate Secretary of the Bank.

BUSINESS OF THE MEETING

FINANCIAL STATEMENTS

The comparative annual consolidated financial statements of CIBC for the years ended October 31, 2002 and October 31, 2001 are included in the 2002 Annual Report mailed to shareholders with this Circular. The financial statements and auditors' reports will be placed before the shareholders at the Meeting.

APPOINTMENT OF AUDITOR

During 2002, the Audit Committee of CIBC's Board of Directors conducted an extensive review of CIBC's audit requirements, including the practice of using two auditing firms. At its June 2002 meeting, the Board of Directors had already determined that, going forward, the shareholders' auditors would be ineligible to compete for new consulting contract assignments of a non-audit related nature. Given this change, as well as the fact that the Bank Act no longer requires the appointment of two auditors, the Audit Committee decided that CIBC's interests would be best served by the appointment of a single global audit firm to fill the office of the shareholders' auditor, leaving the three remaining global audit firms to compete for CIBC's non-audit related consulting business.

The Audit Committee also decided, as a matter of good corporate governance, to request proposals from each of the four global audit firms to fill the office of the shareholders' auditor. The Committee determined the criteria which these proposals would be evaluated against, and received presentations from each of the four firms.

As part of the review process, the Audit Committee assessed submissions from the four global auditing firms. The Audit Committee unanimously agreed that Ernst & Young LLP be retained to audit CIBC's consolidated financial statements for the year ended October 31, 2003. The persons named in the enclosed proxy form intend to vote for the appointment of Ernst & Young LLP as auditor of CIBC until the next meeting of shareholders where auditors are appointed.

PricewaterhouseCoopers LLP acted as one of CIBC's two auditors from 1998 to December 5, 2002. Arthur Andersen LLP acted as one of CIBC's two auditors from 1998 until its resignation on June 6, 2002, when Deloitte & Touche LLP was appointed by the Board of Directors for the unexpired term of Arthur Andersen LLP. Ernst & Young LLP was first appointed as auditor of CIBC by the Board of Directors of CIBC, effective December 5, 2002, the date on which PricewaterhouseCoopers LLP and Deloitte & Touche LLP resigned as auditors of CIBC. A copy of CIBC's Notice of Change of Auditors and letters from Ernst & Young LLP, PricewaterhouseCoopers LLP and Deloitte & Touche LLP were filed with Canadian securities regulatory authorities, the U.S. Securities and Exchange Commission and the Toronto and New York stock exchanges and are reproduced as Schedule "A" on pages 24 to 28.

For the year ended October 31, 2002, fees for audit and audit related services provided by the shareholders' auditors for CIBC and its subsidiaries were $13,999,000. Fees of $11,205,000 were incurred for non-audit services provided by the shareholders' auditors. (These non-audit related fees pertain to assignments completed or started before the Board of Directors enacted the new policy to prohibit the shareholders' auditors from performing these services.) These services included legislative and regulatory compliance, tax, project management and other general consulting.

ELECTION OF DIRECTORS

All of the proposed nominees for election as directors are presently directors of CIBC and have served continuously in that capacity since each first became a director of CIBC with the exception of Mr. Gary F. Colter. Mr. Colter is President of CRS Inc., a privately owned corporate restructuring management consulting company. Prior to establishing CRS Inc. in 2002, Mr. Colter was Vice Chairman of KPMG Canada, having served with KPMG Canada and its predecessors and KPMG International for 34 years, in various and progressively senior positions.

Each director elected will hold office until the next meeting of shareholders where directors are elected or until such office is earlier vacated. With the exception of Mr. Colter, all of the proposed nominees were duly elected as directors at the Annual Meeting of Shareholders held on February 28, 2002.

The following pages set out the names of the persons proposed to be nominated for election as directors, the year in which they became directors of CIBC; the approximate number of common shares beneficially owned by them or over which control or direction is exercised by them (2001 common share ownership positions are in brackets); the number of deferred share units held on the account of each of them (2001 deferred share unit ownership positions are in brackets); the number of CIBC stock options held under the Non-Officer Director Stock Option Plan; their municipality of residence; and a description of their involvement in business, academic, charitable and community affairs. No nominee for election as a director currently holds a position in a subsidiary of CIBC.

Schedule "B" on page 29 of the Circular sets out the committee memberships and attendance record of directors at meetings of the Board and committees of the Board for fiscal year 2002.

		Common Shares Owned, Controlled or Directed(1)
				Deferred Share Units(2)
Nominee for Election as Director	Director Since
		2002	(2001)	2002	(2001)

Douglas G. Bassett, O.C., O.Ont., LL.D., D. Litt. Toronto, Ontario	1980	8,030	(7,643)	Nil	(Nil)

Mr. Bassett is Chairman of Windward Investments, a personal investment holding company. He served as Vice Chairman of CTV Inc. from 1994 to July 1, 2000 and as President and Chief Executive Officer of Baton Broadcasting Incorporated from 1980 to 1996. Mr. Bassett is a director of a number of Canadian corporations including Rothmans Inc. and Mercedes-Benz Canada Inc. He is a director of The Canadian Council to Promote Equity and Respect, The Council for Canadian Unity and the World Wildlife Fund Canada. Mr. Bassett was appointed an Officer of the Order of Canada in 1991 and the Order of Ontario in 1995. He is active in cultural and community affairs.

Jalynn H. Bennett, C.M. Toronto, Ontario	1994	11,855	(11,475)	Nil	(Nil)

Ms. Bennett is President of Jalynn H. Bennett and Associates Ltd., a Toronto-based consulting firm specializing in strategic planning and organizational development. Ms. Bennett is a past director of the Bank of Canada and a former commissioner of the Ontario Securities Commission. Prior to setting up her own consulting firm, Ms. Bennett was associated for nearly 25 years with The Manufacturers Life Insurance Company. Ms. Bennett is a director of Sears Canada Inc., CanWest Global Communications Corp., the Ontario Teachers' Pension Plan Board, The Cadillac Fairview Corporation Limited, Ontario Power Generation Inc. and Bombardier Inc. She is very active on boards and committees of institutions and organizations in the education and health sectors in Ontario and was a member of the Canadian Institute of Chartered Accountants 2000 Toronto Stock Exchange Committee on Corporate Governance. Ms. Bennett was appointed a Member of the Order of Canada in 2000.

The Lord Black of Crossharbour, P.C. (Can.), O.C., KCSG London, England	1977	8,380	(7,728)	Nil	(Nil)

Lord Black is Chairman and Chief Executive Officer of Argus Corporation Limited, a holding company in the international publishing industry. Lord Black is Chairman and Chief Executive Officer of The Ravelston Corporation Limited, Hollinger Inc., Hollinger International Inc., and Chairman of the Telegraph Group Limited. He is also a director of Brascan Corporation, CanWest Global Communications Corp., Sotheby's Holdings Ltd. and the Jerusalem Post Publications Limited. Lord Black serves on several non-profit boards, foundations and councils, including the Chairman's Council of the Americas Society, the Institute for International Economics, the International Institute for Strategic Studies, the Bilderberg Meetings, the Malcolm Muggeridge Foundation, the National Interest (Washington, D.C.), The Hudson Institute (Washington, D.C.), The Centre for Policy Studies (London) and The Council on Foreign Relations (New York). A member of the Privy Council of Canada and an Officer of the Order of Canada, Lord Black is also a recognized author and commentator on political and economic issues.

Gary F. Colter, FCA Toronto, Ontario		5,000	(n/a)	n/a	(n/a)

Mr. Colter is President of CRS Inc., a corporate restructuring management consulting company. Prior to establishing CRS Inc., Mr. Colter was a long-time member of the senior management team of KPMG Canada. He served as Vice Chairman of KPMG Canada from January 2001 to August 31, 2002, was Managing Partner of Global Financial Advisory Services, KPMG International from 1998 to 2000, and from 1989 to 1998 was Vice Chairman of Financial Advisory Services, KPMG Canada. Mr. Colter is a director of Owens-Illinois Inc.

Pat M. Delbridge Toronto, Ontario	1993	4,626	(4,473)	5,020	(2,779)

Ms. Delbridge is President of PDA Inc., an issues management and environmental strategic planning company working with Fortune 500 companies in North America, Europe and Asia. Ms. Delbridge is a faculty member of the Cambridge University Program for Industry, teaching Sustainable Development to corporations in Europe and North America. She was a founding member of the National Round Table on the Environment and the Economy and is past Chair of the Environmental Choice Program. Ms. Delbridge has worked for many years with a number of voluntary organizations including The Consumers Association of Canada.

William L. Duke Redvers, Saskatchewan	1991	8,020	(6,631)	Nil	(Nil)

Mr. Duke is a farmer who operates a 3,500 acre mixed grain farm in south-east Saskatchewan. In 1996 he was appointed by the federal Minister of Agriculture to a task force on the marketing of Canadian grain and is a former member of the 1990 Canadian Wheat Board Review Panel, of the Sectoral Advisory Group, International Trade (SAGIT), Agriculture, Food and Beverages and of the Western Grain Stabilization Advisory Committee. Mr. Duke is a past President of the Western Canadian Wheat Growers Association and was a member of the Auditor General of Canada's Special Advisory Committee. He operated a farm management and tax consulting business from 1975 to 1985.

Ivan E. H. Duvar, B.E., DCL, P. Eng. Amherst, Nova Scotia	1989	7,369	(7,129)	1,304	(731)

Mr. Duvar is President and Chief Executive Officer of MIJAC Inc., a private investment company. He served as Chairman of Maritime Tel & Tel Limited from 1995 to 2000 and as President and Chief Executive Officer of Maritime Telegraph and Telephone Company from 1985 to 1995. Mr. Duvar is a director of several other Canadian corporations including ING Insurance Company of Canada, Corpratel Inc. and FS Industries. He is a member of the Advisory Board of Oxford Frozen Foods Limited, the Dalhousie School of Business Administration, a member of Professional Engineers of Nova Scotia and a fellow of the Canadian Academy of Engineering.

William A. Etherington Toronto, Ontario	1994	31,705	(29,981)	Nil	(Nil)

Mr. Etherington has been Lead Director of CIBC since his appointment by the Board in 2000. He retired on October 1, 2001 as Senior Vice-President and Group Executive, Sales and Distribution, IBM Corporation and Chairman, President and Chief Executive Officer, IBM World Trade Corporation, having worked with IBM for 37 years. He is a director of Celestica Inc., MDS Inc. and Dofasco Inc., and is a member of the University of Western Ontario, Engineering Science Advisory Council and the Toronto Economic Advisory Council. Mr. Etherington has served on the boards of IBM Canada Ltd., IBM Europe Middle East Africa, IBM South Africa, the Conference Board of Canada, the National Quality Institute and Junior Achievement of Canada.

A. L. Flood, C.M. Thornhill, Ontario	1989	107,197	(103,708)	6,720	(4,422)

Mr. Flood joined CIBC in 1951 and was Chairman and Chief Executive Officer from 1992 to 1999. He was Chairman of the Executive Committee of CIBC from 1999 to 2000. Mr. Flood is a director of Noranda Inc. and Talisman Energy Inc. Mr. Flood is a graduate of the program for management development, Graduate School of Business, Harvard University and a Fellow of Ryerson Polytechnical University. He was appointed a Member of the Order of Canada in 1999.

Margot A. Franssen, O.C. Toronto, Ontario	1992	9,308	(8,067)	Nil	(Nil)

Ms. Franssen is President and Partner of The Body Shop Canada, Co-President of The Canadian Women's Foundation and is on the Board of Governors of York University. Ms. Franssen served as a director of the United Nations Development Fund for Women (UNIFEM); she was a member of The Salvation Army Toronto Advisory Board, the Imagine Program of the Canadian Centre for Philanthropy, the Ontario Round Table on Environment And Economy; and a director of the World Wildlife Fund Canada and Family Services Association of Metropolitan Toronto. Ms. Franssen is a much sought after keynote speaker on the elimination of violence against women and is the recipient of many awards in recognition of her work in this area. Ms. Franssen has also been the recipient of several business achievement awards including the York University Bruce Bryden Alumni Recognition for Leadership award in 2000. Ms. Franssen is a Fellow of Ryerson Polytechnical University and has received honorary doctorates from Mount Saint Vincent University and the University of Windsor. Ms. Franssen was appointed an Officer of the Order of Canada in 2002 and received the commemorative medal for the Queen's Jubilee in the same year.

R. D. Fullerton Toronto, Ontario	1974	114,809	(114,809)	1,304	(731)

Mr. Fullerton joined the Bank in 1953 and was Chairman and Chief Executive Officer from 1985 to 1992. He was Chairman of the Executive Committee of CIBC from 1992 to 1999. Mr. Fullerton is a director of Hollinger Inc., Westcoast Energy Inc., George Weston Limited and Asia Satellite Telecommunications Co. Ltd. Mr. Fullerton has served on the boards of many other medical, cultural, educational and business entities during his career.

The Honourable Gordon D. Giffin Atlanta, Georgia, U.S.A.	2001	2,000	(1,000)	2,687	(223)

Mr. Giffin is Senior Partner of the Washington office of the Washington, D.C. and Atlanta, Georgia-based law firm, McKenna Long & Aldridge (formerly Long Aldridge & Norman). Mr. Giffin's directorships include TransAlta Corp., Canadian Natural Resources Ltd. and Canadian National Railway Company. He is a member of the Council on Foreign Relations, on the Board of Trustees for Georgia Research Alliance, Board of Counselors of Kissinger-McLarty Associates and Vice-Chair of International Affairs for the Metro Atlanta Chamber of Commerce. Mr. Giffin served as United States Ambassador to Canada from 1997 to 2001.

The Honourable James A. Grant, P.C., Q.C. Montréal, Québec	1991	5,000	(5,000)	3,492	(2,379)

Mr. Grant is Chair, Emeritus, of Stikeman Elliott, barristers and solicitors. Mr. Grant is a director of Shire Pharmaceuticals Group plc and CAE Inc. He also serves on several non-profit boards, foundations and councils, including the Montreal Symphony Orchestra, Batshaw Family Centres and The Heward Stikeman Fiscal Institute.

Albert E. P. Hickman St. John's, Newfoundland and Labrador	1989	11,289	(10,921)	2,442	(1,598)

Mr. Hickman is Chairman and President of Hickman Motors Limited, an automotive retailer. He is also Chairman of the Hickman Group of Companies with diversified activities in Newfoundland (land development, Budget Rent-A-Car). Mr. Hickman's directorships include Buchans River Ltd., Environmental Control Corporation and Churchill Falls Labrador Corporation Ltd. He also has a distinguished record of service with charitable organizations including the Board of Governors of Junior Achievement of Canada, as a Patron of Laubach Literacy of Canada, as Campaign Chairman for the Newfoundland March of Dimes and as Chairman of the Construction Board for the YM/YWCA. Mr. Hickman is also the Honorary Consul of Sweden for Newfoundland.

John S. Hunkin Toronto, Ontario	1993	146,044	(142,949)	Nil(3)	(Nil)

Mr. Hunkin is Chairman and Chief Executive Officer of CIBC. He joined CIBC in 1969 and held various positions in the Bank's domestic and international operations before being appointed President of CIBC's investment and corporate banking operations, which were renamed CIBC World Markets in 1997. He was appointed Chairman and Chief Executive Officer of CIBC in 1999. Mr. Hunkin is a member of the Board of Governors of The Council for Canadian Unity, York University Board of Governors, the Advisory Council, Schulich School of Business, York University, and the Board of Trustees of the Montreal Museum of Fine Arts Foundation. Mr. Hunkin is also a member of the Board of Directors, St. Michael's Hospital Foundation and The Conference Board of Canada.

Arnold Naimark, O.C., M.D., LL.D., F.R.C.P.(C), F.R.S.(Can.) Winnipeg, Manitoba	1987	6,389	(5,706)	2,187	(1,648)

Dr. Naimark is Past President of The University of Manitoba and Director of its Centre for the Advancement of Medicine. He is a principal of the Naimark Consulting Group, a director of Inspiraplex Inc., a director of Medicure Inc. and was Chairman of the North Portage Development Corporation and its subsidiaries. In the voluntary sector, Dr. Naimark is Founding Chairman of the Canadian Health Services Research Foundation and of the Canadian Biotechnology Advisory Committee; a director of the John P. Robarts Institute, Cancer Care Manitoba, the Manitoba Lung Association and the Manitoba Theatre Centre and a member of the Canadian Institute for Advanced Research Council, and Statistics Canada's National Statistics Council. Dr. Naimark is an Officer of the Order of Canada, a Fellow of the Royal College of Physicians and Surgeons of Canada and of the Royal Society of Canada. He is the recipient of honorary degrees and several medals and prizes related to his professional and community service.

Michael E. J. Phelps, O.C., B.A., LL.B., LL.M., LL.D. Vancouver, British Columbia	1989	22,844	(10,364)	Nil	(Nil)

Mr. Phelps is Chairman of Dornoch Capital Inc., a private investment company, and former Chairman and Chief Executive Officer of Westcoast Energy Inc. Mr. Phelps holds senior positions and directorships with a number of energy companies including board member of Duke Energy Corporation. Mr. Phelps is a director of the Asia Pacific Foundation of Canada, Canadian Pacific Railway Company and the Canfor Corporation. He is a Distinguished University Fellow and Adjunct Professor, Faculty of Commerce, the University of British Columbia. Earlier in his career Mr. Phelps was a practicing lawyer in Manitoba and a special advisor to the Minister of Energy, Mines and Resources of Canada. Mr. Phelps was appointed an Officer of the Order of Canada in 2001.

Charles Sirois, C.M., B.Fin., M.Fin. Montréal, Québec	1997	5,972	(3,591)	1,304	(731)

Mr. Sirois is Chairman and Chief Executive Officer of Telesystem Ltd., a private holding company of which he is the founder and principal shareholder. Mr. Sirois received the Order of Canada in 1994 and was made a knight of the Ordre national du Québec in 1998.

Stephen G. Snyder, B.Sc., M.B.A. Calgary, Alberta	2000	8,309	(6,334)	Nil	(Nil)

Mr. Snyder is President and Chief Executive Officer of TransAlta Corporation, an energy company focused on electricity generation and energy trading and marketing. Mr. Snyder was President and Chief Executive Officer of NOMA Industries Limited from 1992 until 1996. He is a director of TransAlta Corporation. He is Chair, Canadian Electrical Association, Chair, Calgary Zoological Society, Vice-Chair of The Conference Board of Canada, Vice-Chair of Management Advisory Council – University of Calgary and Past-Chair of United Way Campaign of Calgary & Area 2001. He is also a Trustee of the U.S. Conference Board.

W. Galen Weston, O.C. Toronto, Ontario	1978	263,042	(254,479)	4,637	(2,849)

Mr. Weston is President and Chairman of George Weston Limited, Canada's largest privately-controlled food and merchandising company. Its largest subsidiary is Loblaw Companies Limited which operates across the country. Loblaw Companies Limited is a public company and Mr. Weston is also its Chairman. Mr. Weston was appointed to the Order of Canada in 1990. Additionally, he is a director of Associated British Foods in the U.K., Brown Thomas Group in Ireland and Holt Renfrew & Co. Ltd. in Toronto.

Notes:

(1)
Information as to shares beneficially owned or shares over which control or direction is exercised, is not within the knowledge of CIBC and therefore has been provided by each nominee.

(2)
The value of a deferred share unit is tied to the value of CIBC's common shares. A deferred share unit is a bookkeeping entry, equivalent to the value of a CIBC common share and does not entitle the holder to voting or other shareholder rights.

(3)
Mr. Hunkin does not receive compensation for his services as a director and is therefore not eligible to receive deferred share units under director compensation plans.

SHAREHOLDER PROPOSALS

Attached to this Circular as Schedule "C" on page 30 are shareholder proposals which have been submitted for consideration at the Meeting and the response of management and the Board of Directors of the Bank to each of the proposals. Shareholder proposals intended for inclusion in the Bank's fiscal 2003 Management Proxy Circular must be submitted by November 29, 2003.

EXECUTIVE AND DIRECTOR COMPENSATION

COMPENSATION OF DIRECTORS

Directors who are not officers of CIBC or any of its subsidiaries are compensated for their services as directors through a combination of fees. These fees may be paid in various ways: in the form of cash, CIBC common shares and/or deferred share units ("DSUs"). A DSU is a bookkeeping entry, equivalent to the value of a CIBC common share, credited to an account to be maintained for the individual director until retirement from the Board. Directors are reimbursed for out-of-pocket expenses incurred in attending meetings and otherwise carrying out their duties as a director of CIBC.

Remuneration

Director Retainer:
– Cash	$22,000 per year
– Deferred Share Units/Common Shares	$25,000 per year
Committee Chair Retainer	$10,000 per year
Lead Director Retainer(1)	$20,000 per year
Board Meeting Attendance Fee	$2,000 per meeting
Committee and Regional Meeting Attendance Fee	$1,500 per meeting
Non-Resident Attendance Fee(2)	$2,000 per trip

Notes:

(1)
The Lead Director receives no committee chair retainer as Chair of the Corporate Governance Committee.

(2)
Non-resident attendance fees are paid to a director attending Board or committee meetings being held outside of the director's province/state of residence.

CIBC encourages its directors to own CIBC shares and a guideline is in place that a director invest half of the cash component of the director retainer in common shares and/or DSUs until the director owns common shares and/or DSUs having a value at least six times the director retainer. New directors will generally need time to build their ownership to the guideline level. In addition, directors are encouraged to go beyond this minimum guideline by investing all or a major portion of their cash remuneration in the purchase of shares and/or DSUs.

The following plans have been established by CIBC to enhance the alignment of the interests of directors with those of shareholders.

  (a)
  Non-Officer Director Share Plan

    This plan provides that non-officer directors may elect to receive all or a portion of their cash remuneration in the form of cash, CIBC common shares, or DSUs. For purposes of this plan, cash remuneration includes the cash component of the director retainer, meeting attendance fees, non-resident attendance fees, committee chair retainers and the Lead Director retainer.

  (b)
  Director Deferred Share Unit/Common Share Election Plan

    This plan provides for the DSU/common share component of the director retainer to be paid to the directors in the form of either DSUs or CIBC common shares.

DSUs allocated under the plans described in (a) and (b) above attract dividends in the form of additional DSUs at the same rate as dividends on CIBC common shares. The value of DSUs credited to a director is payable when he or she is no longer a director or employee of CIBC. In addition, under the Deferred Share Unit/Common Share Election Plan the value of DSUs is payable when the director is no longer related to or affiliated with CIBC as "related" and "affiliated" are defined in the Income Tax Act (Canada). The redemption value of a DSU is equal to the average of the high and low price of a CIBC common share on the Toronto Stock Exchange ("TSX") on a date related to the date the DSU is payable. The accrual for DSUs allocated to directors under the above plans during fiscal year 2002 was $645,583.

Common share option grants were made to directors as part of their remuneration in 2000, 2001 and 2002 under a plan established by the Board of Directors on June 1, 2000 and approved by the shareholders at the March 1, 2001 annual meeting. In January 2003, the Board of Directors amended the plan and determined that effective immediately no further options would be granted to directors under the plan.

Under the plan, each person who was elected as a director at each annual meeting of shareholders, and who was not an officer or employee of CIBC or its subsidiaries, was entitled to an annual grant of 2,000 CIBC common share options. The plan entitled the Lead Director to an additional annual grant of 2,000 CIBC common share options. The exercise price for options was set at the five-day average of the closing price per share on the TSX for the five trading days preceding the date of the grant. Options granted under the plan may be exercised for a period of 10 years from the date of grant, subject to termination on the earlier of 60 months after the director ceases to be a member of the Board or the expiration of the 10 year term of the option.

Highlights
• Management and the Board have been extremely responsive to tough market conditions
• Variable compensation expense has been tightly managed to reflect CIBC's overall and specifically CIBC World Markets' performance in fiscal year 2002
• Management's philosophy, shared by the Board, is that the senior executive group must be held directly accountable for the overall results of the Bank
• Incentive compensation pools for CIBC World Markets are down 41% from last year, and down 32% from last year for CIBC overall
REPORT ON EXECUTIVE COMPENSATION

CIBC's Board of Directors has delegated responsibility for oversight of all major CIBC compensation policies to the Management Resources and Compensation Committee (the "Committee"). As part of this mandate, the Committee reviews all CIBC compensation policies to ensure that they are aligned with the Bank's strategic goals and objectives, and that they serve to attract, retain and motivate the very best available people in pursuit of the Bank's objective of maximizing shareholder value. The Committee is comprised of Ms. Jalynn H. Bennett, Ms. Margot A. Franssen, Mr. Charles Sirois, Mr. Stephen G. Snyder and Mr. Michael E.J. Phelps. None of these individuals is a present or former officer or employee of CIBC or any of its subsidiaries.

The Committee recognizes that the Bank operates in the services sector and that people comprise the chief strategic asset of the enterprise. The Committee's guiding philosophy concerning senior executive compensation is pay for performance balanced with the need for competitive compensation packages that allow the Bank to hire and retain qualified and experienced executives in the various markets that the Bank operates in. CIBC has instituted a rigorous performance assessment process for business lines and senior executives. Performance assessments are reviewed by the Committee throughout the year. In addition to advisory services that management receives from external compensation consulting firms, the Committee also retains its own independent consulting firm to advise on competitive market conditions for executive resources in countries where CIBC has operations. Most CIBC executives are compared to those in Canadian competitor organizations, including financial services companies. However, given CIBC's presence in the U.S. market, certain positions are also benchmarked in whole or in part against market references on a U.S. or North American basis.

It is also the Bank's philosophy that the senior executive management of CIBC should have significant personal equity holdings in the Bank.

Components of Total Compensation

Total Compensation is made up of four basic components: benefits, base salary, annual cash incentives and CIBC equity incentives. For senior executives, including the Chairman and the four most highly compensated executive officers (the "Named Executive Officers" or the "NEOs"), the greatest emphasis is placed on variable or incentive cash and equity.

Benefits

CIBC's benefit programs include competitive health, pension plans and perquisites. Not all executives participate in all plans. CIBC's benefit programs are reviewed periodically by the Committee. Effective July 1, 2002 a revised Supplementary Executive Retirement Plan was adopted. This revised executive pension program was created after a review of other leading Canadian companies' practices and is designed to provide competitive pension benefits for CIBC executives. There were no material changes in benefits other than pensions during the fiscal year. More details are provided on page 19.

Base Salary

The Committee reviews base salaries for senior executives, including the Chief Executive Officer (the "CEO"), on an annual basis. Base salaries are set with reference to level of responsibility and the competitive benchmarks noted above. Our compensation philosophy on base salaries for executives is to maintain levels at approximately the market median and to place more upside opportunities on the discretionary incentives. Accordingly, although base salaries are reviewed on an annual basis, they are relatively de-emphasized and are increased relatively infrequently.

Annual Cash Incentives

CIBC utilizes two broadly based plans to award discretionary annual cash incentives to its employees: the Annual Incentive ("AI") Plan and the Short Term Incentive Plan ("STIP"). AI Plan bonus pools are based on pre-tax earnings for CIBC and its major lines of business. The AI Plan also allows for bonus pools to be raised or lowered based on the achievement of other financial and non-financial performance metrics that may be identified by the CEO. Other financial and non-financial objectives may include, but are not limited to: earnings per share, net income, return on equity, return on risk adjusted capital, and customer loyalty and satisfaction. Annual cash bonuses to NEOs are granted under this Plan.

The STIP is used to provide annual cash incentives primarily to employees in the CIBC World Markets line of business. STIP bonus pools are set at market competitive levels for comparable investment banks with reference to financial performance in each of the major business areas of CIBC World Markets. As with the AI Plan, STIP allows for bonus pools to be raised or lowered based on business unit performance. A portion of STIP awards to certain individuals are converted into CIBC common shares with a three year vesting schedule. No NEOs were granted STIP awards for fiscal year 2002.

Both AI Plan and STIP incentive awards are determined based upon an assessment of the individual's performance as well as the overall performance of CIBC and the particular business area in which the individual is employed. Individual employee assessments are managed through CIBC's Performance Management and Measurement ("PMM") program which organizes performance evaluations through five main areas: financial results, customer/client results, operational efficiency, growing the franchise, and key competencies/capabilities. CIBC's PMM program and process for individual performance assessment is used globally across all strategic business units ("SBUs") on a consistent basis. This provides CIBC with the ability to assess performance of the individual and business unit on a consistent basis.

Equity Incentives

CIBC is committed to using equity incentives as a significant component of total compensation for senior executives to enhance alignment with shareholder interests. The equity incentive plans for senior executives of the Bank, including the NEOs, consist of restricted share awards and equity options and are awarded as part of total compensation without reference to outstanding awards held by that executive.

Executives are eligible to receive grants of stock options at the beginning of the fiscal year. Generally, options vest in equal annual tranches over a four-year period. All NEOs are eligible to receive grants of stock options.

Executives, including all NEOs, are eligible to receive grants of Restricted Share Awards ("RSAs") which convert into CIBC common shares held by a trust, and which vest in equal annual installments over a three-year period. These grants are awarded at the end of the fiscal year on a discretionary basis with reference to Bank and individual performance against agreed upon financial and non-financial objectives for the year, according to an evaluation of individual performance under CIBC's PMM program, as discussed above.

The equity incentive plan for senior employees of CIBC World Markets for fiscal year 2002 is the Long Term Incentive Plan ("LTIP"). Funding for LTIP awards is based on "net contribution" of the CIBC World Markets line of business. "Net contribution" is essentially defined as revenue less expenses and incentive compensation. In addition, at the Chairman's discretion, a portion of a participant's annual cash bonus may be deferred as an additional LTIP award. The value of these awards is ultimately converted into CIBC common shares which vest in equal annual installments over a three-year period. No NEOs were granted LTIP rights in fiscal year 2002.

Certain senior employees of CIBC World Markets, certain members of the Senior Executive Team ("SET"), certain NEOs, and certain other executives of CIBC also participate in the CIBC Special Incentive Program ("SIP"). Under SIP, participants were granted award units in fiscal year 2000, the value of which is based on net gains from certain CIBC investment holdings realized during a fiscal year (subject to the discretion of the Committee to defer crediting such realized gains to a subsequent fiscal year). The net gains are ultimately converted into CIBC common shares which vest on October 31, 2003. For participating NEOs, certain long-term performance criteria must also be met prior to vesting of shares. Vested shares, referred to as Retirement Special Incentive Program deferred share units, are distributed in the form of common shares of CIBC upon retirement or termination of employment. As well, any dividends earned on these common shares are converted into additional common shares and are not distributed prior to retirement or termination of employment. No award units have been granted under SIP since fiscal 2000.

During 2002, termination provisions were harmonized across RSA and LTIP to the extent legally allowable to ensure RSA and LTIP both reflect a consistent philosophy regarding employee rights on termination. Changes include establishing a standard age for retirement and harmonizing provisions in cases of voluntary resignation, termination with and without cause, death, disability and business divestiture. These changes had no affect on outstanding awards under these plans.

Executive Share Ownership Guidelines

The Committee finalized guidelines for implementation in 2003 that set out the expected levels of shares to be held by CIBC executives (and their equivalents) appropriate to the executive's position and compensation. The Committee believes that it is important to align the interests of CIBC management with those of its shareholders.

The guidelines state that the expected level of shares to be held by CIBC executives is equal to the value of a multiple of their base salary. Ownership of CIBC shares includes direct ownership as well as shares held in the several share ownership and restricted share plans of the Bank – but excludes stock options. The current share ownership guidelines are as follows: Chief Executive Officer – 6 times salary; Senior Executive Vice-Presidents and above – 3 times salary; Executive Vice-Presidents – 2 times salary; Senior Vice-Presidents – 1.5 times salary; Vice-Presidents – 1 times salary. All Senior Executive Team members already have equity ownership in excess of these guidelines. As a transition measure, executives have four years within which to accumulate the minimum share holdings under these guidelines. Furthermore, until executives meet these ownership guidelines, it is preferred that they not sell any CIBC shares other than to meet tax liabilities related to distributions from compensation plans and exercises of stock options.

Review of Performance

2002 was a challenging year for CIBC, reflecting deteriorating credit and capital markets, as well as the decision to exit the Bank's electronic banking operations in the United States. The Bank met only one of its five key financial objectives in 2002:

MEASURING PERFORMANCE
(versus three-year objectives established November 1999)

Financial Targets	Measurement	2002 Results / Comments	Results (year ended Oct. 31, 2002)

Share Price	Best total return to shareholders among the major Canadian banks, beginning November 1, 1999	While CIBC met this objective for the first two years of its target timeframe, events of the past year have resulted in a disappointing comparative result. In spite of an overall return to shareholders of 34.1%, our relative position fell from first to fourth among the major Canadian banks. Generating the best total shareholder return continues to be our #1 priority.	34.1% from Nov. 1, 1999

Return on Equity (ROE)	18% operating ROE(1)	We exceeded this objective in each of the first two years of our target period. In 2002, we did not meet this objective. We are maintaining 18% as the high end of our medium-term objective range.	9.7%(1)

EPS Growth	Diluted operating EPS growth of 15% per year(1)	Although our earnings per share growth rate was 53.6% for the first two years, we did not meet this objective in 2002.	(50.7)%(1)

Efficiency	Non-interest expenses to revenue of 60%(1)	We set an aggressive target for our efficiency ratio. While we have made progress in moderating the growth in our operating cost base, reduced revenue in 2002 made the achievement of our target ratio more difficult. We have more work to do. We have specific plans to improve operational efficiency and increase revenues.	72.9%(1)

Capital	8.5% – 9.5% Tier 1 11.0% – 12.5% total capital	Our capital position has continued to be strong and we have raised our target range for total capital.	8.7% 11.3%

Note:

(1)
Based on operating results. Operating earnings exclude items that management believes are unusual or relate to substantial strategic investments, thereby allowing analysis of business trends and the performance of CIBC's business lines. These measures do not have standardized meanings under GAAP and may not be comparable to similar measures used by other companies. Refer to Management's Discussion and Analysis, Overview section in CIBC's Annual Report for the year ended October 31, 2002, for reconciliation of operating earnings to reported earnings.

There were however, major segments of the Bank that recorded very strong performance for the year. The combined retail operations of CIBC posted record profitability for 2002 of $1.3 billion – up 10% from 2001. This excellent result was driven by impressive market share gains in mortgages (92 bp) and deposit products (77 bp), continued market leadership in credit cards, and a successful focus on customer sales and relationship management by all of our retail sales groups.

Two other major accomplishments during the year were (1) the acquisition and integration of the Merrill Lynch Canada Inc. retail brokerage and asset management businesses, and (2) the integration of the remaining shares of TAL Global Asset Management, Inc. into CIBC's Wealth Management business.

The Committee reviewed the performance of the Bank and of its key officers in considerable detail. The Bank has a detailed business performance measurement system in place that measures the financial and non-financial performance of each of its 37 individual business lines. These business assessments were summarized and presented to the Committee by the Chief Financial Officer and the Controller of CIBC. In addition, the Committee reviewed the individual PMM program's performance assessments of the senior officers of the Bank. As described above, these individual assessments incorporate a balanced scorecard of performance against financial, customer, operational and franchise growth criteria. The Committee is satisfied that it has access to rigorous and complete performance data to properly differentiate compensation awards between business lines and among senior executives.

The Committee sought advice from third party consultants with respect to levels of compensation in the competitive environment for CIBC. One of these consultants is engaged directly by the Committee to provide advice and context with respect to the recommendations of management concerning compensation awards. The Committee received advice that banks engaged in investment and corporate banking activities, particularly in the United States, were generally experiencing a very difficult year in those areas, likely resulting in substantial reductions in incentive compensation. The Committee was also advised that despite the fact that results in retail banking operations were much stronger during this fiscal year, there would not likely be significant increases in compensation in those respective business areas.

The Committee takes a two-pronged approach to its review of compensation recommendations. First, and most importantly, the Committee reviews the total cost of compensation to the organization – and the relationship of that cost to the Bank's performance. A focus of this "top-down" review is an analysis of the Bank's compensation to revenue ratio – a measure that is widely used by financial services companies to benchmark compensation expense. The reported ratio for CIBC in 2002 was 43.8%, up from 41.9% in 2001. This reflects the change in CIBC's business mix during 2002 stemming from the acquisition and integration of the Merrill Lynch Canada Inc. retail brokerage and asset management businesses, and includes full year results of the acquisition of the remaining shares of TAL Global Asset Management Inc. These businesses, while highly profitable, have a higher relative compensation to revenue ratio due to their reliance on individual investment professionals to produce results in this sector. In order to compare the 2002 ratio of compensation to revenue to that of 2001, the 2001 ratio must be similarly adjusted to incorporate these two acquisitions into the business. On a pro-forma basis, the compensation to revenue ratio in 2001 would have been 43.8%, the same as in 2002. Despite the pressure from weakening financial performance, which ordinarily would shift this ratio higher, CIBC has aggressively managed compensation to maintain that ratio year over year.

Another "top-down" review undertaken by the Committee of compensation recommendations involved ensuring that the absolute levels of incentive compensation awards mirror performance. For 2002, senior management recommended and the Committee has approved a total budget for discretionary incentive compensation awards of $875.5 million, down 32% from the total awards of $1,288.1 million in 2001. Most of this reduction was driven by a 41% reduction in discretionary compensation awards in CIBC World Markets – consistent with the weak performance of that business line during the year. However, all other business lines shared in the weaker overall Bank results, with incentive compensation pools for the various businesses being reduced by 7% to 27% compared with 2001.

The second part of the Committee's two-pronged review of compensation recommendations focuses on the building up of compensation on a name-by-name basis. The Committee takes a detailed approach in reviewing individual compensation recommendations, particularly those for the most senior officers of the Bank, and reviews in detail the compensation recommendations for all members of the SET. The Committee also reviews compensation recommendations for approximately 400 senior officers, including all executives ranking at the senior vice president level and above, as well as the top 50 paid individuals within CIBC World Markets. In view of fiscal year 2002 performance, the CEO recommended and the Committee approved substantial reductions in compensation for himself and other key members of the SET. It is executive management's philosophy, shared by the Committee, that this leadership group, including the NEOs, must be accountable for the overall results of the Bank. At this executive level, it is primarily the results of the overall Bank that determine compensation movement for these individuals. Given the overall disappointing results for the Bank during 2002, the Committee expects that compensation awards to these senior executive officers will position them at the low end of the range of pay for similar positions on a Canadian or North American basis.

Chief Executive Officer's Compensation

The components of Total Compensation for the CEO are the same as those which apply to other senior executive officers of the Bank; namely, benefits, base salary, annual cash incentives and CIBC equity incentives. As noted above, in terms of executive compensation, CIBC places the greatest emphasis on variable or incentive cash and equity.

Mr. Hunkin's base salary was $900,000 in 2002 and has not been adjusted since his appointment as CEO in 1999. Consistent with our practice of aligning most CIBC executives' pay levels to comparable positions in the market, Mr. Hunkin's base salary is intended to reflect salaries paid to other CEOs at the major Canadian banks.

Annual cash and equity incentives awarded to the CEO are based on the Committee's assessment of the CEO's performance in relation to the criteria set out under CIBC's PMM program (described above) and includes Mr. Hunkin's contribution to the Bank in the following areas: financial results, customer/client satisfaction, operational efficiency, growing the franchise and key competencies/capabilities.

Considering the factors described above under the heading Review of Performance for CIBC's overall fiscal year 2002 performance, Mr. Hunkin recommended and the Committee agreed, that he not receive any discretionary cash bonus or restricted share awards. In addition, Mr. Hunkin (as well as Mr. Kassie), offered to renounce fiscal year 2002 stock option awards made in December 2001. At that time, Mr. Hunkin and Mr. Kassie were awarded 115,000 and 222,000 options respectively. The Committee and the Board of Directors accepted this offer. Based on a review of performance, as well as advice received from outside consultants, the Committee is of the view that these compensation decisions are appropriate and consistent with the Bank's basic compensation tenet of pay for performance.

Summary

The Committee is satisfied that CIBC's compensation policies and levels of compensation are aligned with the Bank's performance and reflect market competitive practices. We are confident that these policies will continue to allow CIBC to attract, retain and motivate talented men and women, and will continue to rigorously re-assess the effectiveness of the Bank's compensation philosophy with this in mind.

The Committee, on behalf of the Board, re-affirms its confidence in the leadership of the Chief Executive Officer and his management team with respect to the Bank's current strategy, and the ability of this management team to execute on this strategy and to maximize shareholder value.

Presented by the Committee:

Michael E. J. Phelps, Chairman
Margot A. Franssen
Jalynn H. Bennett
Charles Sirois
Stephen G. Snyder

PERFORMANCE GRAPH

The following graph compares the yearly percentage change in the cumulative total shareholder return over the last five fiscal years on CIBC's common shares with the cumulative total return of the S&P/TSX Composite Index(1) and the TSX Banks & Trusts Index(2), assuming reinvestment of all dividends.

Notes:

(1)
The TSE 300 Index was replaced by the S&P/TSX Composite Index on May 1, 2002. The historical values of the TSE 300 Index and the S&P/TSX Composite Index are identical for the period in question (1997 to 2002).
(2)
The TSX Banks and Trusts Index will be discontinued in May 2003 and replaced by the S&P/TSX Banks Index. The historical return of the TSX Banks and Trusts Index and the S&P/TSX Banks Index are identical for the period in question (1997 to 2002).

SUMMARY COMPENSATION TABLE

The following table sets forth compensation for the Chief Executive Officer and the other four most highly compensated executive officers of CIBC (the "Named Executive Officers") as well as the Vice-Chair, CIBC World Markets, for the fiscal years indicated.

SUMMARY COMPENSATION TABLE

LONG-TERM COMPENSATION AWARDS
Securities Under Options/SARs Granted (#)
ANNUAL COMPENSATION
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation(1) ($)		Restricted Shares Or Restricted Share Awards(2) ($)	All Other Compensation(3) ($)

J. S. Hunkin Chairman and Chief Executive Officer	2002 2001 2000	900,000 900,000 900,000	Nil 2,500,000 3,500,000	Nil Nil Nil	Nil(4) 115,000 404,000	Nil 2,000,000 3,000,000	26,926 26,926 38,110

W. C. Fox Vice-Chair and Chief Risk Officer	2002 2001 2000	500,000 500,000 450,000	300,000 2,000,000 3,000,000	Nil Nil Nil	108,000 113,000 305,113	400,000 1,996,828 1,500,000	20,000 18,750 12,000

D. J. Kassie Vice-Chair CIBC World Markets	2002 2001 2000	500,000 500,000 450,000	Nil 3,750,000 6,500,000	Nil Nil Nil	Nil(4) 282,000 388,113	Nil 1,571,715 7,000,000	20,000 18,750 12,000

R. A. Lalonde Senior Executive Vice-President & Chief Administrative Officer	2002 2001 2000	400,000 400,000 383,333	275,000 550,000 800,000	Nil Nil Nil	32,000 29,000 67,223	100,000 413,287 340,000	11,967 11,967 11,507

G. T. McCaughey(5) Vice-Chair Wealth Management	2002 2001 2000	400,000 400,000 375,000	300,000 1,200,000 2,000,000	Nil Nil Nil	86,000 90,000 255,890	400,000 588,945 550,000	16,967 21,392 6,000

M. D. Woeller(6) Senior Executive Vice-President & Chief Information Officer	2002 2001 2000	375,000 375,000 186,986	325,000 1,250,000 975,000	Nil Nil Nil	17,800 16,700 40,752	775,000 506,848 450,000	11,219 11,219 4,747

Notes:

(1)
Perquisites and other personal benefits do not exceed the lesser of $50,000 or 10% of the total of the annual salary and bonus for any of the Named Executive Officers and therefore are not reported.

(2)
Amounts shown for fiscal year 2002 represent restricted share awards ("RSAs") issued under the Restricted Share Awards Plan, valued as of the grant date. RSAs vest and are distributed one-third per year, starting on the first anniversary of the end of the fiscal year, unless the recipient elects to defer receipt of shares until the end of the third year. The following aggregate numbers of unvested restricted shares exclude awards from the Restricted Share Awards Plan for the 2002 fiscal year reflected in the body of the Summary Compensation Table. The aggregate number of unvested restricted shares held by Mr. Hunkin and the aggregate value as of October 31, 2002 are 48,527 and $1,880,421 respectively. The aggregate number of unvested restricted shares held by Mr. Fox and the aggregate value as of October 31, 2002 are 37,508 and $1,453,435 respectively. The aggregate number of unvested restricted shares held by Mr. Kassie and the aggregate value as of October 31, 2002 are 72,108 and $2,794,185 respectively. The aggregate number of unvested restricted shares held by Mr. Lalonde and the aggregate value as of October 31, 2002 are 7,979 and $309,186 respectively. The aggregate number of unvested restricted shares held by Mr. McCaughey and the aggregate value as of October 31, 2002 are 11,849 and $459,149 respectively. The aggregate number of unvested restricted shares held by Mr. Woeller and the aggregate value as of October 31, 2002 are 10,027 and $388,546 respectively.

(3)
The amounts shown in the column represent (i) contributions made by the Bank on behalf of the employee to registered retirement savings plans (which in previous years were listed under "Other Annual Compensation"), and other similar plans; and (ii) CIBC contributions to the Employee Share Purchase Plan (the "ESPP"). Under the ESPP, employees can contribute between 1% and 10% of annual salary into the plan, depending on years of service and position level. CIBC contributes an amount equal to 50% of the employee's contribution up to 3% of annual salary into the plan, depending on years of service and position level.

(4)
Option grants are awarded early in CIBC's fiscal year to incent employees, including senior executives and the Named Executive Officers. In December 2001, Mr. Hunkin and Mr. Kassie were granted 115,000 and 222,000 options respectively. In December 2002 these option grants were renounced by Mr. Hunkin and Mr. Kassie. The renouncement was accepted by the Board of Directors and the options were cancelled. Consequently, Mr. Hunkin and Mr. Kassie did not receive options for the year ended October 31, 2002.

(5)
Mr. McCaughey was promoted to Vice-Chair on December 5, 2002.

(6)
Mr. Woeller joined CIBC in May 2000 and became a member of the Senior Executive Team on June 7, 2002.

EMPLOYEE STOCK OPTION PLAN

The following table sets forth grants of stock options during the 2002 fiscal year to the Named Executive Officers.

OPTION GRANTS DURING THE FINANCIAL YEAR ENDED
OCTOBER 31, 2002

Name	Securities Under Options/SARs Granted(1)(2) (#)	% of Total Options/SARs Granted to Employees in Financial Year(3)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date

J. S. Hunkin(2)	Nil	n/a	n/a	n/a	n/a

W. C. Fox	108,000	4.05%	55.10	55.10	December 10, 2011

D. J. Kassie(2)	Nil	n/a	n/a	n/a	n/a

R. A. Lalonde	32,000	1.20%	55.10	55.10	December 10, 2011

G. T. McCaughey	86,000	3.23%	55.10	55.10	December 10, 2011

M. D. Woeller	17,800.67%		55.10	55.10	December 10, 2011

Notes:

(1)
Stock options granted for fiscal year 2002 vest at the rate of 25% per year, commencing on the first anniversary of the date of grant.

(2)
Option grants are awarded early in CIBC's fiscal year to incent employees, including senior executives and the Named Executive Officers. In December 2001, Mr. Hunkin and Mr. Kassie were granted 115,000 and 222,000 options respectively. In December 2002 these option grants were renounced by Mr. Hunkin and Mr. Kassie. The renouncement was accepted by the Board of Directors and the options were cancelled. Consequently, Mr. Hunkin and Mr. Kassie did not receive options for the year ended October 31, 2002.

(3)
Calculations exclude the options detailed in note (2) above.

The following table sets forth aggregated option/SAR exercises during the 2002 fiscal year and the financial year-end option/SAR values for each Named Executive Officer and the Vice-Chair, CIBC World Markets.

AGGREGATED OPTION/SAR EXERCISES DURING THE FINANCIAL YEAR ENDED OCTOBER 31, 2002
AND FINANCIAL YEAR-END OPTION/SAR VALUES

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at FY-End Exercisable/Unexercisable (#)	Value of Unexercised in-the-Money Options/SARs at FY-End(1) Exercisable/Unexercisable ($)

J. S. Hunkin	70,000	2,887,808	275,083/313,917	2,262,158/855,567

W. C. Fox	Nil	Nil	129,954/396,159	116,960/233,920

D. J. Kassie	Nil	Nil	209,871/470,242	382,527/297,553

R. A. Lalonde	Nil	Nil	160,907/142,316	236,706/121,851

G. T. McCaughey	85,297	1,629,224	22,500/324,093	0/196,182

M. D. Woeller	15,188	151,113	9,363/50,701	0/4,000

Note:

(1)
Amounts reported are based on a fiscal year-end price of $38.75, being the closing price of CIBC common shares on the Toronto Stock Exchange on October 31, 2002.

RETIREMENT SPECIAL INCENTIVE PROGRAM DEFERRED SHARE UNITS

Under SIP (described on page 13), the value of units awarded in 2000 to certain senior executives, including certain NEOs, (as disclosed in the Management Proxy Circular for that year) is converted into Retirement Special Incentive Program deferred share units ("RSIP DSUs") based on the net gains from certain CIBC investment holdings realized during a fiscal year (subject to the discretion of MRCC to defer crediting such realized gains to a subsequent fiscal year). Each RSIP DSU represents the right to receive one CIBC common share and additional RSIP DSUs in respect of dividends earned by the CIBC common shares held by a trust. RSIP DSUs vest on October 31, 2003, provided certain long-term performance criteria have been met and are distributed to participants in the form of CIBC common shares upon retirement or termination of employment. Units awarded in fiscal 2000 have converted into the following number of RSIP DSUs for the NEOs: Mr. Hunkin: 2000 – 119,002, 2001 – 78,822, and 2002 – 51,815; Mr. Fox: 2000 – 95,202, 2001 – 63,066, and 2002 – 41,458; Mr. Kassie: 2000 – 119,002, 2001 – 78,822, and 2002 – 51,815; Mr. Lalonde: 2000 – 23,800, 2001 – 15,767, and 2002 – 10,365; and Mr. McCaughey: 2000 – 83,301, 2001 – 55,182, and 2002 – 36,275. Mr. Woeller did not receive an award under this program in fiscal 2000. No award units have been granted under this program since fiscal 2000.

PENSION ARRANGEMENTS

Executive officers of CIBC (for purposes of this section, executive officers refers to Executive Vice-Presidents and above), other than individuals covered by arrangements of subsidiary companies, are eligible to participate in either the contributory or non-contributory portion of the defined benefit CIBC Pension Plan. These executives are provided with pension benefits in excess of the maximum permitted to be paid from the pension plan by the Income Tax Act up to an overall maximum annual pension of $3,000 per annum per year of non-contributory service and $4,000 per annum per year of contributory service, on the same basis as other employees. For participants in the contributory portion of the plan, the maximum annual member contribution is $3,500.

In addition, executive officers may be designated for a Supplementary Executive Retirement Plan ("SERP"). The SERP provides a pension of 2% of final average earnings per year of pensionable service (maximum of 35 years) inclusive of CIBC Pension Plan benefits. Final average earnings is equal to the annual average of the best consecutive five years' salary in the last ten years prior to retirement plus the average of the best five years' bonus in the last ten years prior to retirement, up to specified limits. The current limits on final average earnings are $1,850,000 for the Chief Executive Officer and amounts between $400,000 and $900,000 depending upon position for other executive officers. Pensions are reduced from age 65 by the maximum Canada/Quebec Pension Plan benefit payable at that time. Pension payments are made over the life of the executive. However in the event of death, 50% of the pension is continued for the life of the executive's spouse. Other optional forms of payment are available on an actuarially equivalent basis. Executive officers who had made contributions to the CIBC Pension Plan will receive an additional pension equivalent to the value of their accumulated contributions made with interest.

The following pension benefit chart shows the pension payable at retirement for participants in the SERP for the specified pensionable earnings and years of pensionable service. The pensions shown are inclusive of the pension payable from the CIBC Pension Plan, prior to reduction for Canada/Quebec Pension Plan benefits and do not include any amount payable in respect of an executive's accumulated contributions with interest. The chart assumes retirement at age 61, the earliest age at which an executive officer can retire with an unreduced pension.

Total Pension

Final Average Earnings	Years of Service
($)	15 ($)	20 ($)	25 ($)	30 ($)	35 ($)

300,000	90,000	120,000	150,000	180,000	210,000

400,000	120,000	160,000	200,000	240,000	280,000

500,000	150,000	200,000	250,000	300,000	350,000

600,000	180,000	240,000	300,000	360,000	420,000

700,000	210,000	280,000	350,000	420,000	490,000

800,000	240,000	320,000	400,000	480,000	560,000

900,000	270,000	360,000	450,000	540,000	630,000

1,000,000	300,000	400,000	500,000	600,000	700,000

1,250,000	375,000	500,000	625,000	750,000	875,000

1,500,000	450,000	600,000	750,000	900,000	1,050,000

1,850,000	555,000	740,000	925,000	1,110,000	1,295,000

For purposes of computing their pension benefits, pensionable service as of October 31, 2002 was 32.4 years for Mr. Hunkin, 15.0 years for Mr. Lalonde and 2.3 years for Mr. Woeller. The limits on final average earnings are currently $1,850,000 for Mr. Hunkin and $900,000 for Mr. Lalonde and Mr. Woeller.

Executive officers covered under the retirement arrangements of CIBC World Markets, including Mr. Fox, Mr. McCaughey and Mr. Kassie, are not covered under the CIBC defined benefit pension plans, nor are they entitled to receive any supplementary executive pension benefits from CIBC.

EMPLOYMENT CONTRACTS

In 2001, CIBC entered into change of control contracts with certain senior officers of CIBC, including each of the NEOs and the Vice-Chair, CIBC World Markets. Each contract is in place for as long as the NEO or Mr. Kassie holds his respective position. The contracts provide for severance payments to be made to the NEO and to Mr. Kassie where a change of control, as defined in the contract, occurs and, within a certain period after the change of control occurs, the executive is terminated without cause or resigns for reasons specified under the contract ("Termination"). The amount of severance payment to a NEO or Mr. Kassie, as the case may be, is equal to two times annual salary and bonus. Severance is payable when Termination occurs within 36 months after a change of control for Messrs. Hunkin, Fox, McCaughey and Kassie and 30 months for Messrs. Lalonde and Woeller. With the exception of these periods, the terms of the contracts are identical. In addition, the contracts provide for a cash settlement in lieu of continued pension and benefits coverage. Upon a change of control, all deferred equity incentive compensation will become vested and exercisable, including employee stock option and restricted share awards.

OTHER INFORMATION

INDEBTEDNESS OF DIRECTORS AND EXECUTIVES

As at December 12, 2002, the aggregate indebtedness of all directors, executives and employees, entered into in connection with a purchase of securities of CIBC or any of its subsidiaries, was approximately $1,085,032. This amount excludes routine indebtedness.

INDEBTEDNESS OF DIRECTORS(1) AND EXECUTIVES(2)
UNDER SECURITIES PURCHASE PROGRAMS

Name and Principal Position(3)	Largest Amount Outstanding During FY-Ended 31.10.02 ($)	Amount Outstanding as at 12.12.02 ($)	Financially Assisted Securities Purchases During FY-Ended 31.10.02 ($)	Security for Indebtedness(4)

C. Croucher, Executive Vice President	125,785	114,930	Nil	4,030

D. S. Ferguson, Executive Vice President	285,000	285,000	Nil	6,000

J. R. McSherry, Executive Vice President	426,777	426,777	Nil	17,200

T. D. Woods, Executive Vice President	279,996	258,325	Nil	16,000

Notes:

(1)
Loans to directors of CIBC and to proposed nominees for election as directors, who are not employees of CIBC or a subsidiary, and their associates, are made on substantially the same terms, including those as to interest rate and security, as are available when a loan is made to other customers of CIBC with comparable credit ratings and involve no more than usual risks of collectability, and are therefore not reportable.

(2)
"Executives" includes the senior officers of CIBC in charge of principal business units and/or performing a policy-making function in respect of CIBC.

(3)
Subject to applicable law, all regular full-time and part-time employees, including senior officers, are eligible for loans at preferential interest rates to encourage the purchase of CIBC shares. CIBC's policy is that an employee may borrow an aggregate maximum of one times annual salary at preferred rates for all loans excluding mortgage loans secured on the employee's principal residence and margin loans; such loans in excess of one times annual salary are made at normal customer rates. For officers, the aggregate maximum amount of loans excluding the residential mortgage on the principal residence and margin loans is limited to two times annual salary. The preferred rate for loans to purchase CIBC shares is one-third of CIBC prime lending rate at the time the loan is granted but subject to a minimum of 5.0% per annum, or prime if lower.

(4)
The security for indebtedness column shows the number of shares which were held by CIBC as at December 12, 2002 as evidence of good faith.

(5)
In all cases, the involvement of CIBC or a subsidiary is as lender, not as provider of a guarantee, support agreement, letter of credit or similar arrangement or understanding.

(6)
The loans were for the purchase of CIBC shares in all cases.

As at December 12, 2002, the aggregate indebtedness of all directors, executives and employees, for reasons other than buying securities of CIBC or any of its subsidiaries, was approximately $309,336,962. This amount excludes routine indebtedness.

INDEBTEDNESS OF DIRECTORS(1) AND EXECUTIVES(2)
OTHER THAN UNDER SECURITIES PURCHASE PROGRAMS

Name and Principal Position(3)	Involvement of Issuer or Subsidiary(4)	Largest Amount Outstanding During FY-Ended 31.10.02(5) ($)	Amount Outstanding as at 12.12.02(5) ($)

M. G. Capatides, Executive Vice President	Lender	US 629,849	US 716,210

B. M. Cassidy, Senior Executive Vice President	Lender	US 90,136	US 99,522

C. Croucher, Executive Vice President	Lender	69,081 US 86,366	5,675 US 96,134

G. H. Denham, Vice-Chair	Lender	33,426 US 329,251	41,999 US 364,045

D. S. Ferguson, Executive Vice President	Lender	27,540 US 658,515	11,721 US 728,096

W. C. Fox, Vice-Chair	Lender	55,836 US 1,317,056	23,378 US 1,456,208

M. G. Horrocks, Executive Vice President	Lender	39,548 US 1,317,056	13,048 US 1,456,208

D. J. Kassie, Vice-Chair	Lender	US 2,634,127	US 2,912,431

P. K. M. Kilgour, Executive Vice President	Lender	43,386 US 638,452	54,580 US 709,389

R. A. Lalonde, Senior Executive Vice President	Lender	44,632 US 658,515	30,212 US 728,096

I. D. Marshall, Vice-Chair	Lender	110,069	88,007

J. R. McSherry, Executive Vice President	Lender	US 263,402	US 291,229

J. M. Phillips, Executive Vice President	Lender	US 159,584	US 180,298

P. Puri, Executive Vice President	Lender	80,000	80,000

G. Schmid, Executive Vice President	Lender	75,134	35,134

R. E. Venn, Senior Executive Vice President	Lender	US 2,634,127	US 2,912,431

T. D. Woods, Executive Vice President	Lender	411,475 US 658,515	383,032 US 728,096

Notes:

(1)
Loans to directors of CIBC and to proposed nominees for election as directors, who are not employees of CIBC or a subsidiary, and their associates, are made on substantially the same terms, including those as to interest rate and security, as are available when a loan is made to other customers of CIBC with comparable credit ratings and involve no more than usual risks of collectability, and are therefore not reportable.

(2)
"Executives" includes the senior officers of CIBC in charge of principal business units and/or performing a policy-making function in respect of CIBC.

(3)
Subject to applicable law, all regular full-time and part-time employees, including senior officers, are eligible for loans at preferential interest rates to assist them in the purchase of their homes and to assist with other credit requirements. CIBC's policy is that employee lending limits, like those of all other customers, are based on household income and risk profile, with the exception of officers where the aggregate maximum amount of loans excluding the residential mortgage on the principal residence and margin loans is limited to two times annual salary. Interest rates on variable rate loans are 1% below prime to a floor of the government prescribed rate. The interest rate on a personal line of credit, secured or unsecured is prime. Certain employees of CIBC and its affiliates receive loans to finance a portion of their participation in a fund which makes private equity investments on the same basis as CIBC and its affiliates. The loans will mature at the earlier of January 2012 or the liquidation of the fund, and are secured by the employee's interest in the fund. Approximately one-half of each loan is non-recourse. The interest rate on loans for Canadian resident employees is set quarterly at 25 basis points above the prescribed rate under the Income Tax Act (Canada). Interest on loans for U.S. resident employees accrues at the U.S. long-term applicable federal interest rate in effect when the loans are made. VISA interest charges on selected cards are one-half normal customer rates. Computer loans are interest free. Residential mortgages are: 1% below normal customer posted rates for closed, fixed rate terms of 2 to 10 years (excluding the CIBC Better Than Posted Mortgage); .50% below CIBC Prime Rate Rate on a 5 year variable rate open mortgage; and .50% below normal customer posted rates on terms of 6 months or 1 year, for the full amount of the mortgage. In addition, in 2002 there was a short term offer of 1.5% below the normal customer 5 year CIBC Better Than Posted Mortgage rate.

(4)
In all cases, the involvement of CIBC or a subsidiary is as lender, not as provider of a guarantee, support agreement, letter of credit or similar arrangement or understanding.

(5)
Loan amounts are denominated in the currency in which the loan was made and, unless otherwise indicated, are in Canadian dollars.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

CIBC's corporate governance practices have been enhanced during the past year. To reflect this, a letter from the Lead Director, Bill Etherington, who is also the chair of the Board's Corporate Governance Committee, has been added to CIBC's 2002 Annual Report (see page 12 – the Annual Report has been mailed to shareholders with this Management Proxy Circular and is also available for viewing at CIBC's internet website www.cibc.com). The Annual Report contains an overview of CIBC's corporate governance procedures at page 132 and a description of the mandates and activities of the committees of the Board of Directors at page 133.

The Board of CIBC and its Chairman, John Hunkin (who is also Chief Executive Officer) have worked to enhance the independence of the Board by strengthening the role of the Lead Director. The functions of the Lead Director include:

  •
  Leading the Board of Directors in enhancing the quality of its governance and that of CIBC through staying abreast of external developments in regulations and corporate governance.

  •
  Working with the Chief Executive Officer and the Corporate Secretary in setting Board meeting schedules, work plans and agendas and defining information required by the directors, to ensure appropriate oversight of internal controls, operations and strategy.

  •
  Serving as a member and chair of the Corporate Governance Committee and an ex-officio member of all other Board Committees. The Lead Director has the right to receive all notices and materials of each Committee and to attend any meeting as a non-voting member.

  •
  Meeting and communicating regularly with all members of the Board and providing feedback and input to all Committees as appropriate through the Committee chair.

  •
  Meeting and communicating regularly with the Chief Executive Officer on matters pertaining to CIBC governance and performance and providing feedback and advice to the Chief Executive Officer on behalf of the Board and/or individual directors.

  •
  Assuming the chair from the Chairman and Chief Executive Officer for a portion of each Board meeting without the Chairman and Chief Executive Officer or other members of management being present.

  •
  Leading, through the Corporate Governance Committee, the assessment of the performance of the Board, its Committees and directors as well as the search for and the recommendation to the Board, of directors to be elected.

  •
  Leading the performance evaluation of the Chief Executive Officer through the Corporate Governance Committee and the Board.

  •
  Leading the Chief Executive Officer succession process, through the Corporate Governance Committee, and chairing any Board meetings required to select a new Chief Executive Officer.

In the last year, both management and the Board of Directors have conscientiously monitored and, where appropriate, responded to both Canadian and U.S. regulatory developments aimed at improving corporate governance, increasing corporate accountability and enhancing the transparency of public company disclosure.

One of the most significant developments affecting CIBC is the U.S. Sarbanes-Oxley Act signed into law on July 30, 2002. This act increases management accountability for violations of U.S. securities laws and revises U.S. securities laws governing corporate disclosure and conflicts of interest. Many provisions of this act apply to CIBC as a non-U.S. public company with securities listed on a U.S. exchange. An important aspect of this law that has been implemented by the U.S. Securities and Exchange Commission is the certification of disclosure in a foreign company's annual report. CIBC's principal executive officer and principal financial officer have to certify financial and other information contained in CIBC's Annual Report filed with the U.S. Securities and Exchange Commission. Mr. Hunkin and Mr. Woods made the required certifications on the Annual Report relating to the year ended October 31, 2002. Mr. Hunkin and Mr. Woods also voluntarily filed a certificate with the Securities and Exchange Commission relating to CIBC's quarterly report to shareholders for the period ended July 31, 2002.

CIBC has a sound governance structure in place at both management and board levels and a comprehensive system of internal controls relating to financial record reliability; these structures and systems are continually assessed, reviewed and enhanced in light of ongoing Canadian and U.S. regulatory developments affecting corporate governance, accountability and disclosure.

CIBC and its Board of Directors believe CIBC is in compliance with the Toronto Stock Exchange ("TSX") guidelines. In Schedule "D" at page 38 of this Circular, CIBC's governance procedures are compared with the TSX guidelines for corporate governance.

DIRECTORS AND OFFICERS LIABILITY INSURANCE

Effective November 1, 2000, CIBC purchased at its expense, an integrated insurance program that includes Directors and Officers Liability Insurance under two policies. The first policy protects directors and officers against liability incurred by them while acting in their capacities as directors and officers of CIBC and its subsidiaries. This policy has an insurance limit of $400,000,000 per claim and an aggregate limit of $800,000,000 for the 36 month period ending October 31, 2003. There is no deductible.

The second policy applies when the law permits or requires CIBC to indemnify the directors and officers and provides payment on behalf of CIBC to the extent that indemnification was granted. This policy has a combined limit of $400,000,000 for each loss or claim and a combined aggregate limit of $800,000,000 for the 36 month period ending October 31, 2003. This limit is in excess of a self-retention or deductible of $10,000,000 for each loss or claim. Premiums paid by CIBC include approximately $1,000,000 per annum relating to these Directors and Officers Liability Insurance policies.

DIRECTORS' APPROVAL

The Board of Directors of CIBC has approved the contents and sending of this Management Proxy Circular to the shareholders.

Paul T. Fisher
Corporate Secretary
January 9, 2003

SCHEDULE "A"

Paul T. Fisher Vice President and Corporate Secretary 199 Bay Street – 13th Floor Commerce Court West Toronto, Ontario M5L 1A2 Tel.: (416) 980-3095 Fax: (416) 980-7012 Email: paul.fisher@cibc.com

December 17, 2002

VIA SEDAR

Alberta Securities Commission
British Columbia Securities Commission
Commission des valeurs mobilières du Québec
Manitoba Securities Commission
New Brunswick Securities Commission
Securities Commission of Newfoundland & Labrador
Nova Scotia Securities Commission
Ontario Securities Commission
Toronto Stock Exchange
Prince Edward Island Securities Commission
The Saskatchewan Securities Commission
Government of Northwest Territories
Government of Nunavut
Government of Yukon

Dear Sirs,

Re:    Canadian Imperial Bank of Commerce – National Policy 31
(Change of Auditors of a Reporting Issuer)

Effective December 5, 2002, the auditors of Canadian Imperial Bank of Commerce ("CIBC") changed from PricewaterhouseCoopers LLP and Deloitte & Touche LLP to Ernst & Young LLP. In accordance with National Policy Statement No. 31, please find enclosed:

  (a)
  CIBC's notice of change of auditor;

  (b)
  a letter from each of PricewaterhouseCoopers LLP and Deloitte & Touche LLP, the former auditors;

  (c)
  a letter from Ernst & Young LLP, the successor auditor.

On behalf of CIBC, I confirm that these documents have been reviewed by the audit committee of CIBC.

Yours truly,
"Paul T. Fisher"

Paul T. Fisher
Vice President and Corporate Secretary
Canadian Imperial Bank of Commerce

Enclosures

Documents filed with applicable regulatory authorities with respect to a change of auditors pursuant to National Policy Statement No. 31.

NOTICE OF CHANGE OF AUDITORS

Canadian Imperial Bank of Commerce ("CIBC") hereby gives notice, pursuant to National Policy 31, as follows:

1.
The Audit Committee of CIBC's board of directors conducted an extensive review of CIBC's audit requirements and the services provided by the four global auditing firms in Canada and selected Ernst & Young LLP ("E&Y") as CIBC's auditor. Management of CIBC intends to recommend the appointment of E&Y as CIBC's auditor at the annual meeting of shareholders to be held on February 27, 2003 (the "Annual Meeting").

2.
On December 5, 2002, each of PricewaterhouseCoopers LLP and Deloitte & Touche LLP submitted its resignation from the office of auditor of CIBC and these resignations were accepted on behalf of CIBC by the Audit Committee of CIBC's board of directors.

3.
CIBC's board of directors appointed E&Y effective December 5, 2002 until February 27, 2003, the date of the next Annual Meeting, at which time shareholders will be asked to vote on the appointment of E&Y as CIBC's auditor.

4.
There has been no adverse or qualified opinion or denial of opinion or reservation contained in the auditors' reports on CIBC's annual financial statements for the two fiscal years preceding the date of this notice, being the report of PricewaterhouseCoopers LLP for the fiscal year ended October 31, 2001 and the report of PricewaterhouseCoopers LLP and Deloitte & Touche LLP for the fiscal year ended October 31, 2002.

5.
There have been no reportable events (including disagreements, unresolved issues and consultations) in connection with the audits of the two most recent fiscal years and with any subsequent period to date.

DATED at Toronto, Ontario this 5th day of December, 2002.

VIA SEDAR

Alberta Securities Commission
British Columbia Securities Commission
Commission des valeurs mobilières du Québec
Manitoba Securities Commission
New Brunswick Securities Commission
Securities Commission of Newfoundland & Labrador
Nova Scotia Securities Commission
Ontario Securities Commission
Toronto Stock Exchange
Prince Edward Island Securities Commission
The Saskatchewan Securities Commission
Government of Northwest Territories
Government of Nunavut
Government of Yukon	PricewaterhouseCoopers LLP Chartered Accountants PO Box 82 Royal Trust Tower, Suite 3000 Toronto Dominion Centre Toronto, Ontario Canada M5K 1G8 Telephone +1 416 863 1133 Facsimile +1 416 365 8215

December 5, 2002

Dear Sirs:

Canadian Imperial Bank of Commerce – National Policy 31
(Change of Auditor of a Reporting Issuer)

We acknowledge receipt of a Notice of Change of Auditor (the "Notice") dated December 5, 2002 delivered to us by Canadian Imperial Bank of Commerce ("CIBC") in respect of the resignation of each of PricewaterhouseCoopers LLP and Deloitte & Touche LLP from the office of auditor of CIBC and the subsequent appointment of Ernst & Young LLP to that office, effective as of December 5, 2002.

Pursuant to National Policy 31, please accept this letter as confirmation by PricewaterhouseCoopers LLP that we have reviewed the Notice and, based on our knowledge as at the time of receipt of the Notice, we agree with each of the statements contained therein.

We trust the foregoing is satisfactory. If you have any questions, please do not hesitate to contact Diane Kazarian at 416-365-8228.

                          Yours very truly,

                          PricewaterhouseCoopers LLP, Chartered Accountants

cc:    Pankaj Puri, Executive Vice-President and Chief Auditor,
Canadian Imperial Bank of Commerce
Ivan Duvar, Chair, Audit Committee of the Board of Directors, CIBC
Catherine Bateman, Deloitte & Touche LLP
Barry Kroeger, Ernst & Young LLP

Deloitte & Touche LLP
BCE Place
181 Bay Street, Suite 1400
Toronto, ON M5J 2V1
Canada
Tel: (416) 601 6150
Fax: (416) 601 6151
www.deloitte.ca

December 6, 2002
VIA SEDAR
To the Securities Regulatory Authorities in Canada
Dear Sirs:

Canadian Imperial Bank of Commerce – National Policy 31
(Change of Auditors of a Reporting Issuer)

We acknowledge receipt of a Notice of Change of Auditors (the "Notice") dated December 5, 2002 delivered to us by Canadian Imperial Bank of Commerce ("CIBC") in respect of the resignation of each of Deloitte & Touche LLP and PricewaterhouseCoopers LLP from the office of auditor of CIBC and the subsequent appointment of Ernst & Young LLP to that office, effective as of December 5, 2002.

Pursuant to National Policy 31, please accept this letter as confirmation by Deloitte & Touche LLP that we have reviewed the Notice and, based on our knowledge as at the time of receipt of the Notice, we agree with each of the statements contained therein.

We trust the foregoing is satisfactory. If you have any questions, please do not hesitate to contact Cathy Bateman at (416) 601-5953.

Yours truly,

c.    Ivan Duvar, Canadian Imperial Bank of Commerce
Pankaj Puri, Executive Vice-President and Chief Auditor, CIBC
Diane Kazarian, PricewaterhouseCoopers LLP
Barry Kroeger, Ernst & Young LLP

/*/ Ernst & Young LLP Chartered Accountants Ernst & Young Tower Toronto-Dominion Centre P.O. Box 251 Toronto, Canada M5K 1J7	/*/ Phone: (416) 864-1234 Fax: (416) 864-1174

December 5, 2002

VIA SEDAR

Alberta Securities Commission
British Columbia Securities Commission
Commission des valeurs mobilières du Québec
Manitoba Securities Commission
New Brunswick Securities Commission
Securities Commission of Newfoundland & Labrador
Nova Scotia Securities Commission
Ontario Securities Commission
Toronto Stock Exchange
Prince Edward Island Securities Commission
The Saskatchewan Securities Commission
Government of Northwest Territories
Government of Nunavut
Government of Yukon

Dear Sirs:

Re:    Canadian Imperial Bank of Commerce – National Policy 31
(Change of Auditors of a Reporting Issuer)

We acknowledge receipt of a Notice of Change of Auditors (the "Notice") dated December 5, 2002 delivered to us by Canadian Imperial Bank of Commerce ("CIBC") in respect of the resignation of each of PricewaterhouseCoopers LLP and Deloitte & Touche LLP from the office of auditor of CIBC and the subsequent appointment of Ernst & Young LLP to that office, effective as of December 5, 2002.

Pursuant to National Policy 31, please accept this letter as confirmation by Ernst & Young LLP that we have read the Notice and, based on our knowledge as at the time of receipt of the Notice, we agree with each of the statements contained therein that pertains to this Firm.

We trust the foregoing is satisfactory. If you have any questions, please do not hesitate to contact Barry Kroeger at 416-943-3048.

Yours truly,

cc.    Ivan Duvar, Chair, Audit Committee of the Board of Directors, CIBC
Pankaj Puri, Executive Vice-President and Chief Auditor, CIBC
Catherine Bateman, Deloitte & Touche LLP
Diane Kazarian, PricewaterhouseCoopers LLP

/*/  A Member of Ernst & Young International, Ltd.

SCHEDULE "B"

COMMITTEE MEMBERSHIPS AND RECORD OF ATTENDANCE BY DIRECTORS
For the 12 month period ended October 31, 2002

Director	Committee Memberships	Board Meetings Attended	Committee Meetings Attended

Douglas G. Bassett(1)	Audit, Risk Management	14	12 of 12

Jalynn H. Bennett	Corporate Governance and MRCC(2)	15	11 of 11

The Lord Black of Crossharbour		12

Pat M. Delbridge	Audit	15	11 of 11

William L. Duke	Audit	15	11 of 11

Ivan E. H. Duvar	Audit, Chair and Corporate Governance	15	17 of 17

William A. Etherington(3)	Corporate Governance, Chair	15	6 of 6

A. L. Flood	Risk Management	15	11 of 12

Margot A. Franssen	MRCC	14	4 of 5

R. D. Fullerton	Audit	14	11 of 11

The Honourable Gordon D. Giffin	Audit	15	11 of 11

The Honourable James A. Grant	Corporate Governance and Risk Management, Chair	14	17 of 18

Albert E. P. Hickman	Risk Management	11	8 of 12

John S. Hunkin(4)		15

Marie-Josée Kravis(5)	Audit	7	3 of 4

W. Darcy McKeough(6)	Audit, Risk Management	14	12 of 14

Arnold Naimark	Risk Management	15	12 of 12

Michael E. J. Phelps	Corporate Governance and MRCC, Chair	14	11 of 11

Charles Sirois	MRCC	13	4 of 5

Stephen G. Snyder	MRCC	13	5 of 5

W. Galen Weston		13

    Summary of Meetings Held:
Board – 15
Audit Committee – 11
Corporate Governance Committee – 6
Management Resources and Compensation Committee – 5
Risk Management Committee – 12

Notes:

(1)
Ceased to be a member of the Risk Management Committee on December 31, 2001.

(2)
Management Resources and Compensation Committee.

(3)
Mr. Etherington, as Lead Director and Chairman of the Corporate Governance Committee, is an ex-officio member of the Audit Committee, the Risk Management Committee and the Management Resources and Compensation Committee. Mr. Etherington's attendance at Committee meetings as an ex-officio member is not reflected in the attendance table.

(4)
All CIBC Board committees are comprised entirely of non-officer directors.

(5)
Resigned from the Board on April 4, 2002.

(6)
Ceased to be a member of the Audit Committee on December 31, 2001. Will not stand for re-election on February 27, 2003.

SCHEDULE "C"

SHAREHOLDER PROPOSALS

The following ten proposals have been submitted to CIBC for consideration at the Annual Meeting of Shareholders.

Proposal Nos. 1 – 4 have been submitted by Mr. J. Robert Verdun, 153-B Wilfred Avenue, Kitchener, Ontario N2A 1X2, telephone: (519) 574-0252

Proposal Nos. 5 – 9 have been submitted by The Association for the Protection of Quebec Savers and Investors Inc. ("APEIQ"), 425 Maisonneuve Boulevard, West, Suite 1002, Montréal, Québec, H3A 3G5, telephone: (514) 286-1155.

Proposal No. 10 has been submitted by the Carpenters' Local 27 Benefit Trust Funds, Manion, Wilkins & Associates Ltd., 230 Norseman Street, Etobicoke, Ontario, M8Z 6A2, telephone: (416) 234-5044

PROPOSAL No. 1

Separate of the positions of Chairman and CEO

To comply with modern standards of corporate governance, it shall be the policy of this Bank to elect a person to chair the Board of Directors who is not the current CEO or a previous CEO of the Bank. This practice shall become formal policy of the Bank, and no significant change to this policy shall be allowed without the approval of the Shareholders.

Mr. Verdun has submitted the following statement in support of his proposal:

The purpose of the Board of Directors is to represent the interests of the Shareholders, particularly with respect to monitoring the performance of the Chief Executive Officer. This function cannot be properly carried out by a Board that is chaired either by the current CEO or by a former CEO. The Royal Bank of Canada, the largest in this country, has already acknowledged the wisdom of separating the roles of Chairman and CEO, so it is now appropriate to have this Bank's Shareholders adopt and entrench this policy.

The Board of Directors recommends that shareholders vote AGAINST this proposal.

Board and Management Statement:

The separation of the roles of the board chair and the chief executive officer is an issue that the Corporate Governance Committee and the full Board of CIBC regularly review. The Board has determined that separation at this time would not be beneficial to CIBC and would limit the Board's flexibility to act in the best interests of CIBC and its shareholders.

The combination of the position of Chairman and Chief Executive Officer is consistent with general practice within the banking industry in North America. This allows the Chairman of the Board of Directors to have more detailed knowledge of the business and activities of CIBC than would be possible in the case of a non-executive Chairman. This level of knowledge is expected by corporate customers, particularly in the United States; and, to the extent that this generates and maintains successful business relationships, it serves CIBC's shareholders well.

In 1999 the Board, with the encouragement of the Chairman and Chief Executive Officer, decided to create the position of Lead Director to enhance CIBC's corporate governance and board independence. Mr. Bill Etherington has held this role for the past three years. The Board believes that having a strong Lead Director is effective in assisting the Board in ensuring its independence and that this arrangement should be maintained.

The Corporate Governance Committee and the Board are satisfied that the governance and structures currently in place are most suitable for the Bank's operations and effectively promote the independence of the Board. For these reasons, we believe it is neither appropriate nor necessary to separate the positions of Chairman and Chief Executive Officer at CIBC at this time.

PROPOSAL No. 2

Stock options shall be phased out

It shall henceforth be the policy of the Bank to cease issuing stock options, and where possible the Bank shall cancel or phase out existing stock options.

Mr. Verdun has submitted the following statement in support of his proposal:

Recent events have exposed the serious negative aspects of stock options. Accounting for the costs of stock options in the financial statements does not solve all the problems, and raises concerns about how options are evaluated. If the purpose of incentive programs is to "align the interests" of senior executives and other insiders with those of the Shareholders, the result should be long-term ownership of the Bank's shares by the insiders. The Board of Directors has an obligation to establish incentive programs that are fair, reasonable, and transparent, and that ensure that the desired "alignment of interests" extends beyond the date on which any benefiting insider retires.

The Board of Directors recommends that shareholders vote AGAINST this proposal.

Board and Management Statement:

Competitive compensation packages for financial services professionals are comprised of base salary and benefits, as well as the opportunity for cash bonus and equity awards. Equity comprises both stock options and restricted shares. CIBC believes that options continue to be an important and market competitive element of equity awards.

The key objective of a stock option program, like all equity compensation, is to align the option-holders' interests with those of shareholders. At CIBC, stock options are utilized along with restricted shares because each has a different purpose and distinct tax and leverage characteristics. For example, restricted shares almost always provide the recipient with some value upon vesting, whereas vested options only provide value if the stock price appreciates from the time of grant. The combination of these two programs provides a balance in driving performance.

In 2002, CIBC early adopted the fair value-based method to account for stock options; options are now expensed as part of recorded compensation costs to promote transparency. At CIBC, options are valued using the market accepted approach under the Black Scholes Option Pricing model and are part of an employee's total compensation.

In addition, to further promote the alignment of interests of senior executives with those of shareholders, in December 2002, the Board adopted share ownership guidelines for all CIBC executives. These guidelines require minimum levels of ownership based on a multiple of salary at each executive level. Outstanding stock options held by the executive are not counted toward satisfying these requirements.

CIBC supports the use of stock options as part of total compensation along with other forms of equity and believes that such equity compensation is effective in aligning the interests of employees with those of shareholders.

PROPOSAL No. 3

Executive compensation policies shall include penalties as well as incentives

The Board of Directors shall formulate and adopt policies for the compensation of senior executives that provide a balance of incentives and penalties. To the extent that senior executives are rewarded for good performance, their overall compensation shall also be subject to proportionate reductions when the Bank suffers poor performance under their leadership.

Mr. Verdun has submitted the following statement in support of his proposal:

Shareholders have become increasingly concerned about the high levels of salary, bonus, stock incentives, and other compensation paid to senior executives. The stated justification for such high compensation is to reward the executives for good performance of the Bank. However, to be fair to the Shareholders, all forms of executive compensation should be subject to substantial reductions when the executives' actions result in poor performance of the Bank.

The Board of Directors recommends that shareholders vote AGAINST this proposal.

Board and Management Statement:

CIBC's executive compensation programs are designed and managed within market targets or norms for given performance. When the individual, his or her business unit, or CIBC as a whole has under performed relative to peers, the actual compensation delivered is reduced from these targeted levels. When performance exceeds expectations, the compensation delivered generally exceeds targets. This system reflects CIBC's basic compensation tenet of paying for performance. However, rather than a formulaic approach as proposed, we believe it is advantageous to allow Board discretion to ensure that compensation decisions are appropriate in view of all factors.

This pay for performance philosophy is a key feature of our compensation programs. For fiscal 2002 as compared to fiscal 2001, CIBC's overall incentive compensation was down by 32% which is in line with performance. CIBC World Markets incentive compensation was down by 41%.

CIBC has and will continue to take a responsible role in aligning pay to performance.

PROPOSAL No. 4

Set a reasonable threshold for nomination of Directors

It shall be the policy of the Bank to accept the nomination of a Shareholder to the Board of Directors upon receipt of a formal proposal signed by a minimum of 100 beneficial or registered Shareholders, each of whom owns a minimum of 100 shares, but they must represent total shareholdings of at least 100,000 voting shares of the Bank (which means an average holding of 1,000 shares per Shareholder, with the minimum number of signatories).

Mr. Verdun has submitted the following statement in support of his proposal:

Under the Bank Act, the Bank is not compelled to accept the nomination of a Shareholder to the Board of Directors unless the Shareholder submits a proposal signed by the owners of a minimum of 5% of the voting shares of the Bank. This is insurmountable for ordinary Shareholders of modest means, but it is within the Bank's powers to adopt a policy that sets a lower threshold for nomination. The standard that is proposed here is high enough to demonstrate commitment and to avoid abuse, as it requires the support of owners of approximately $4,000,000 worth of Bank shares and also requires the support of a significant number of individuals with more than a token investment. The final decision as to whether any individual is be elected to the Board of Directors will, of course, continue to rest with the Shareholders in total, voting in person or by proxy at the annual meeting.

The Board of Directors recommends that shareholders vote AGAINST this proposal.

Board and Management Statement:

The Board of Directors has the duty to submit to shareholders at the annual meeting a list of candidates to be elected by the shareholders as directors of CIBC. The Board has delegated to the Corporate Governance Committee, through a resolution approving the Committee's Mandate, "the responsibility to, at least annually, review and recommend enhancements to the Board on its composition and the backgrounds, skills, qualities and diversities of individual members, their representation on a geographic basis and the size of the Board and its committees. The Committee shall establish the criteria for election and re-election as a director and shall recommend to the Board candidates to serve as directors, utilizing if it wishes, for the selection process, the services of consultants. In selecting candidates, the Committee shall consider qualities such as integrity, judgment, experience, expertise and residency, including those qualities specifically required at that time by the Board and by CIBC and its businesses." All members of the Committee are independent directors; the Chair of the Committee is also the Bank's Lead Director. The nominating process is independent, thorough and effective.

This proposal would allow an individual to be put forward as a director by holders of a relatively small percent of the common shares (approximately 1/3400th), thereby bypassing the diligence practices now carried out by the Board and the Corporate Governance Committee. As has been pointed out in the proposal, the Bank Act allows for a procedure by which a reasonable number of shareholders (representing 5% of the voting shares) can request in a proposal the nomination of one or more persons for election as directors. This remains a legitimate standard.

PROPOSAL No. 5

It is proposed that the corporation abolish the stock option plan for compensating executives and directors

The APEIQ has submitted the following statement in support of its proposal:

Since the mid-90s, compensation strategies in North American corporations have moved towards the increasing use of stock option plans in the compensation of executives and directors. This practice has resulted in excessive and unwarranted compensation levels that are not justified by the performance of a great majority of companies and the returns offered to shareholders. These excesses have strongly contributed to the sharp loss of investor and public confidence in the quality of corporate governance of listed companies and the integrity of financial markets. The compensation of corporate executives has been completely separated from the achievement of long-term objectives set for the management and has become an incentive to manage companies based on the current stock price. The extensive use of stock options in the compensation plan is the primary cause of these distortions and, in many cases, could be the source of fraud where management, with the complicity of the auditors, has crossed legal and ethical boundaries in information trafficking about the corporation's actual financial status. It's an acknowledgement of failure, shared by a growing number of observers and specialists, concerning the objectives of the options and aligning the interests of management with those of the shareholders. In reality, options have led management to plunder the shareholders' equity. On September 26, 2002, the Canadian Council of Chief Executives (CCCE, Governance, Values and Competitiveness, A Commitment to Leadership, September, 2002, page 16) also concluded that it was frustrating for investors "when senior executives are rewarded handsomely for past performance that proves to be short-lived." It is imperative to eliminate this type of remuneration and find alternative forms, such as shares that must be held for a minimum period, so that the interests of management and shareholders are one and the same. CIBC is asked not to renew the stock option plans for management and directors once commitments made in the past have been honoured.

The Board of Directors recommends that shareholders vote AGAINST this proposal.

Board and Management Statement:

CIBC takes a balanced approach in its design of equity components of compensation. CIBC led the industry in the introduction of a restricted share plan as part of that balanced approach. However, stock options remain a legitimate and competitive compensation tool — offering rewards and leverage for share price appreciation performance. The elimination of the stock option program would unduly handicap CIBC in its efforts to attract, retain and motivate top financial industry professionals.

Furthermore, CIBC is responsive to market changes, and we have reduced the use of options in response to those changes. We will continue to align our use of options to market competitive levels, in line with the interests of our shareholders.

PROPOSAL No. 6

It is proposed that the chairman of the board of directors and all board committee chairmen give a verbal report at the annual meeting and reply to questions from shareholders.

The APEIQ has submitted the following statement in support of its proposal:

The annual meetings deal with the company's business activities and internal matters. One internal matter that should be at the core of discussions at the annual meeting of shareholders is the quality of corporate governance. Poor corporate governance has resulted in billions of dollars of losses to shareholders over the past few years resulting from bankruptcy and embezzlement that had direct consequences not only for the shareholders of those companies but also for the entire financial community. Corporate governance is not just an ideal, a theoretical concept or ethical question, but also a question of shareholder profit. The board of directors is a fundamental component of the corporate governance of listed companies and plays a central role in related decisions. It is at the centre of the chain of command from shareholders to management. Its primary responsibilities are to supervise the management of the company on behalf of the shareholders who have given it this mandate, make decisions (such as the hiring and compensation of management) and generally identify conflicts of interest between management and shareholders in order to resolve them in the shareholders' favour. To carry out its mandate and responsibilities, the board of directors assigns a number of important matters to committees. The company's management must be accountable to the board of directors pursuant to this delegation of responsibility and supervisory duty. It is under the same delegation of responsibilities that the board of directors must be accountable to shareholders for the way it has carried out its duties on their behalf. The purpose of this proposal is to strengthen the bond between the board, its committees and shareholders on the one hand, and enable shareholders to judge the quality of corporate governance on the other. Its adoption will enable shareholders to obtain additional information about certain matters concerning the fulfillment of the board's mandate and will enhance transparency from their point of view.

The Board of Directors recommends that shareholders vote AGAINST this proposal.

Board and Management Statement:

The Board and management of CIBC actively support the need for the highest standards of quality in corporate governance, and continually make improvements to CIBC's policies and procedures in this area. To enhance transparency for shareholders, Bill Etherington, our Lead Director and Chair of the Governance Committee, included a letter to the shareholders on corporate governance in the Annual Report for the first time, and will address the Annual Shareholders' Meeting as well. Rather then extend the presentation part of the Meeting with speeches by each of our four committee chairs and shorten the time available for questions, Mr. Etherington will give an overview of CIBC's governance activities and then be available to answer any shareholder questions along with the Chairs of the Audit, Risk Management and Management Resources and Compensation Committee who will be present. It is our belief that the objectives of this Shareholder Proposal can be most efficiently met using this approach.

PROPOSAL No. 7

It is proposed that the Chief Executive Officer and the Chief Financial Officer of the corporation personally certify that the information provided in the financial statements issued from time to time accurately reflects the company's financial position and operations in every particular.

The APEIQ has submitted the following statement in support of its proposal:

This requirement has become law in the United States since President Bush signed the Sarbanes-Oxley Act on July 30, 2002, enacted in reaction to the numerous scandals and "confessions" by large corporations about manipulative accounting practices. CIBC, whose stock is traded in the U.S., should submit to this obligation towards the Securities and Exchange Commission. This obligation significantly exceeds the scope of "Management responsibility in the preparation of financial statements" because, on the one hand, it defines accurate presentation in general terms and not only based on generally accepted accounting principles. On the other hand, it requires certification not only of the financial statements but also of other financial information (notes, remarks and management analysis) pertaining to the financial statements. It is imperative for Canadian companies to adopt this practice to confirm their intent of full disclosure and integrity towards their Canadian shareholders before the law compels them to do so. The Canadian Council of Chief Executives (CCCE Governance, Values and Competitiveness, A Commitment to Leadership, September, 2002, page 16-17) is in favour of this kind of certification.

The Board of Directors recommends that shareholders vote AGAINST this proposal.

Board and Management Statement:

CIBC is subject to the management certification requirements of the Sarbanes-Oxley Act as it has securities listed on a U.S. exchange. Under this law, CIBC's principal executive officer and principal financial officer have to certify financial and other information contained in CIBC's Annual Report filed with the Securities and Exchange Commission. Therefore, in addition to signing the statement on management's responsibility for financial information contained in CIBC's 2002 Annual Report, Mr. Hunkin and Mr. Woods made the required certifications under the Sarbanes-Oxley Act in

January 2003. These certifications state, among other things, that the financial statements and other financial information included in the Annual Report filed with the Securities and Exchange Commission, fairly present in all material respects the financial condition, results of operations and cash flows of CIBC as of and for the periods presented in the Annual Report. Mr. Hunkin and Mr. Woods also voluntarily filed a certificate with the Securities and Exchange Commission relating to CIBC's 2002 third quarter report to shareholders. CIBC has a sound governance structure in place at both management and board levels and a comprehensive system of internal controls relating to financial record reliability. Nonetheless, these are continually assessed, reviewed and enhanced in light of ongoing Canadian and US regulatory developments that affect corporate accountability and disclosure.

PROPOSAL No. 8

It is proposed that the corporation no longer extend personal loans to directors and executives, except in the normal course of business and at regular interest rates.

The APEIQ has submitted the following statement in support of its proposal:

Such reduced interest loans are given for personal reasons (consumer purchases, investments, etc.) and they are not always repaid. Companies have no reason to give such emoluments to executives and directors who are already handsomely compensated. This practice of personal loans used to speculate on the shares of their own company combined with large allocations of stock options has encouraged misuse by executives, contributed to recent financial scandals, the sharp drop of market prices and erosion of investor confidence. Many companies have already announced the termination of these programs, which do not serve the shareholders' interest.

The Board of Directors recommends that shareholders vote AGAINST this proposal.

Board and Management Statement:

CIBC loans to directors and executive officers are subject to applicable banking and securities laws. Under the Bank Act and Sarbanes-Oxley Act, loans from CIBC to its directors must be made on an arm's-length basis consistent with the terms available to the general public. The Sarbanes-Oxley Act also applies this requirement to loans to "executive officers", which includes members of CIBC's Senior Executive Team and the Chief Financial Officer of CIBC. Therefore, CIBC does not make loans to these executive officers unless the loans are on market terms. In addition, the Sarbanes-Oxley Act prohibits CIBC from making loans to directors and these executive officers where the proceeds of the loan would be used to purchase shares in CIBC.

With respect to more junior executives and staff, it is common practice within the banking industry that those employees are eligible for preferential rates on certain categories of personal loans. Such loans are subject to the same credit scoring and security requirements as all other customers.

PROPOSAL No. 9

It is proposed that the board of directors strike an ethics committee responsible for ensuring that the company employs all necessary means to promote a corporate culture based on the highest ethical standards.

The APEIQ has submitted the following statement in support of its proposal:

The events of recent years have shed light on the moral decline of a not insignificant segment of the business world. The company and its shareholders require their corporations to adhere to ethical principles and demonstrate an elevated social conscience. It is not enough for the corporation to adopt a code of ethics to conduct its business if this is not supported by mechanisms that encourage all staff to comply, and control measures as well as sanctions for those who do not. The code must be reviewed regularly to reflect the new realities of society and the business world. Shareholders are raising a cry of alarm to signal to their company that it should implement zero tolerance in matters of integrity and they want their message to be strong. They are asking the board of directors to strike a committee specifically dedicated to ethical matters. The committee will be in charge of ensuring that management takes the necessary measures to promote a corporate culture based on ethics. It will be responsible for ensuring that a rigorous code of ethics is disseminated throughout all levels of the corporation, is regularly reviewed, and efficient mechanisms are in place to ensure and control its implementation. Ethics and integrity are not only theoretical concepts, they are criteria on which customers, suppliers, creditors and investors increasingly base their business decisions. Therefore this proposal concerns both business activity and shareholder value.

The Board of Directors recommends that shareholders vote AGAINST this proposal.

Board and Management Statement:

The Board and executive management of CIBC believe that they, and every employee of CIBC and its subsidiaries, wherever it does business, must be guided by and act according to the highest ethical standards. Furthermore, every director and every employee must be responsible for and promote the maintenance of the highest ethical standards at CIBC.

Oversight over ethical standards at CIBC is the responsibility of the Board of Directors. To the extent detailed work is needed on any aspect of any ethical issue or standard, it may be delegated by the Board to the Corporate Governance Committee or to management through the Chief Executive Officer. In addition, some business issues that relate to ethics, such as conflicts of interest and related party transactions, are overseen and relevant policies are approved and monitored by the Audit Committee of the Board (which acts as the Bank's Conduct Review Committee as required by the Bank Act). Therefore, CIBC and its Board of Directors are of the opinion that there is no need to create another committee of the Board to be called the Ethics Committee, which would deal only with ethical questions.

PROPOSAL No. 10

Resolved that the shareholders of Canadian Imperial Bank of Commerce ("Company") request that the Board of Directors adopt an auditor independence policy providing for the following:

  (1)
  That the public accounting firm retained by our Company to provide audit services, or any affiliated company, should not also be retained to provide any consulting or other non-audit services to our Company; and

  (2)
  That the proxy circular distributed by our Company disclose all fees paid by the Company to the public accounting firm retained to provide audit services, including a sufficient breakdown of the services so that shareholders can ascertain whether our Company is engaging the firm to provide any consulting or other non-audit services.

The Carpenter's Local 27 Benefit Trust Funds have provided the following statement in support of its proposal:

The role of independent auditors in ensuring the integrity of the financial statements of public corporations is fundamentally important to the efficient and effective operation of the financial markets. The Public Interest and Integrity Committee of the Canadian Institute of Chartered Accountants ("CICA") recently issued an Exposure Draft of Proposed Canadian Independence Standards for auditors ("Exposure Draft"). In the Foreward, the Committee noted:

Audited financial statements form the cornerstone of the capital markets and independence forms the cornerstone of the audit. Independence is the avoidance of situations that might impair or be seen to impair judgment and objectivity; and maintaining independence is crucial for auditors to have the impartiality required for the dependability of the audited financial statements.

We believe that today investors seriously question whether auditors are independent of the company and corporate management that retain them. A major reason for this skepticism, we believe, is that management of once admired companies such as Enron, Tyco, and WorldCom have misled investors and their auditors have either been complicit or simply inept. Over the last year hundreds of billions of dollars in market value have vanished as investors have lost confidence in the integrity of markets. A key reason for this lack of confidence is the skepticism investors have in companies' financial statements.

The Exposure Draft recognizes that the provision of certain non-assurance services is incompatible with the independence required when providing an assurance service. The standards proceed to identify a range of services which audit firms would be prohibited from providing their audit clients, including: financial statement preparation services and bookkeeping services; valuation services; internal audit services; hardware of software system design; and legal services, among others.

Notably absent, though, is any outright ban on auditors providing consulting services to audit clients. We believe that utilizing auditors to provide consulting services gives rise to potentially enormous conflicts of interest and significantly compromises an auditor's independence.

Many companies, including ours, either engage their auditors to provide consulting services or provide inadequate disclosure in their proxy statements to ascertain whether they engage their auditors for consulting services. We urge your support for this resolution asking the Board to cease engaging auditors for consulting or other non-audit services and to provide adequate disclosure to ensure investors that it is doing so.

The Board of Directors recommends that shareholders vote AGAINST this proposal.

Board and Management Statement:

With respect to clause (1) of the Proposal, it is the opinion of management and the Board of Directors that this proposal would provide no additional benefit over the Bank's existing policy, while it would unduly restrict the Board's flexibility to respond to unusual situations.

On June 6, 2002 the Board of Directors of CIBC approved a policy governing the acceptable use of the shareholders' auditors. The policy requires that:

  •
  All work performed by the shareholders' auditors will be authorized by the Audit Committee.

  •
  The shareholders' auditors will only perform audit or audit-related work.

  •
  The Audit Committee may approve exceptions to the Policy when it determines that such exceptions are in the overriding best interests of CIBC and it is determined that such an exception does not impair the independence of the shareholders' auditors.

  •
  On a quarterly basis, the shareholders' auditors will certify to the Audit Committee that all engagements with CIBC have been in compliance with this policy.

  •
  The Chief Auditor will be a signatory on all contracts of engagement with the shareholders' auditors.

To date the Audit Committee has approved no exceptions to this policy. All non audit-related work that had been performed by our shareholders' auditors prior to June 6, 2002 has been discontinued in an orderly fashion.

With respect to clause (2) of the Proposal, the Management Proxy Circular discloses all fees paid by the Bank to the shareholders' auditors. Accordingly, fees for all non-audit services are already disclosed.

SCHEDULE "D"

CIBC management and the Board constantly monitor evolving Canadian and U.S. best practices on corporate governance, and implement improvements on a regular basis. In order to provide further insight into our current corporate governance policies and procedures, the following line-by-line comparison of the Bank's governance procedures with the TSX guidelines should be helpful.

TSX Guideline for Corporate Governance		Governance Procedures at CIBC
1.
The board of directors should explicitly assume responsibility for the stewardship of the corporation.
As part of that overall stewardship responsibility, the board of directors should assume responsibility for the following matters:
The Board of Directors is responsible for supervising the Bank's management and business affairs and makes all major policy decisions for the Bank. The Board has a mandate in place setting out this overall duty and a listing of specific duties to guide its fulfilling this overall duty.
(a)	Adoption of a strategic planning process;
The Board approves and oversees the implementation of the Bank's strategies. Strategic issues are discussed thoroughly at most Board meetings. Business line leaders and other members of management make frequent presentations to the Board which include updates on and discussions of strategic plans and implementation actions. In 2002 the Board explicitly established as a task for the Corporate Governance Committee its review of the strategic planning process; the Committee carried out this review and recommended changes to the process, which were approved and implemented by the Board.
(b)	Identification of principal risks of the corporation's business and ensuring the implementation of appropriate systems to manage these risks;
The Board oversees the identification and management of risks. The Board, through its Corporate Governance, Audit, Risk Management and Management Resources and Compensation Committees, evaluates and approves internal control policies, procedures and standards with respect to people, processes and systems, reviews investments and transactions that could adversely affect CIBC's reputation, and reviews and approves policies, procedures and standards relating to risk management including those required by Canada Deposit Insurance Corporation Standards of Sound Business and Financial Practices.
(c)	Succession planning, including appointing, training and monitoring senior management;
The Board and its Corporate Governance Committee and Management Resources and Compensation Committee ("MRCC"), oversee succession planning and the approval of succession decisions for senior officers. In the course of the executive resourcing reviews, the Board and the MRCC monitor the development of executive resources. All officers of CIBC are appointed by the Board. Positions at and above Senior Vice President receive prior review at the MRCC.

(d)	A communication policy for the corporation; and
The Board oversees communications with shareholders and approves the quarterly and annual financial statements, the Annual Report, the Annual Information Form and Management Proxy Circular. The Audit Committee also monitors procedures relating to disclosure of information to CIBC's customers that is required by the Bank Act.

CIBC's Investor Relations and Corporate Secretary departments provide information to shareholders and respond to their inquiries.

Quarterly earnings conference calls are accessible on the Internet and via telephone live and on a recorded basis by analysts, the media and shareholders.
(e)	The integrity of the corporation's internal control and management information systems.
The Board, together with principally its Audit Committee but also its Corporate Governance, Risk Management and MRCC Committees, reviews and approves internal controls, including management information systems and audit procedures.
2.
The board of directors should be constituted with a majority of individuals who qualify as "unrelated" directors. An unrelated director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholding.
CIBC's directors are elected to exercise independent judgment on all issues. Currently, only two of the 20 persons proposed for election are "related" to CIBC based on TSX guidelines. Under these guidelines, the size and importance of the director's business or other relationships the director and the director's spouse have with the Bank are considered to see if they could reasonably give rise to a real or perceived lack of independence for the director. In addition, the Bank Act, which regulates CIBC, requires that no more than two-thirds of the directors may be "affiliated" with the Bank. When CIBC is determining whether a director is unaffiliated according to the Bank Act, it considers the prescribed tests under the Bank Act. Under these tests, all but two of the directors are unaffiliated with the Bank.
3.
The board has the responsibility for applying the definition of "unrelated director" to the circumstances of each individual director and for disclosing on an annual basis, 1) whether the board has a majority of unrelated directors, and 2) the analysis of the application of the principles supporting their conclusion.
Currently, only two of twenty persons proposed for election to the Board are "related" to CIBC as determined pursuant to the TSX guidelines and/or are "affiliated" with CIBC as determined under the Bank Act. See Item 2 above.

4.
The board of directors should appoint a committee of directors composed exclusively of outside, i.e. non-management, directors, a majority of whom are unrelated directors, with the responsibility for proposing to the full board new nominees and for assessing directors on an ongoing basis.
The Corporate Governance Committee (all members of which are outside directors and unrelated) annually assesses the performance of the Board, its committees and its individual directors. It also seeks out and receives suggestions to advance the quality of the Board and its performance. This Committee recommends to the Board a list of directors for election at the annual meeting. It also recommends candidates to the Board to fill any vacancies that occur between annual meetings. The chair of the Corporate Governance Committee, who is also CIBC's Lead Director takes an active role in the evaluation and selection process and consults on this with the Chairman and Chief Executive Officer.
5.
The board of directors should implement a process to be carried out by the nominating committee or other appropriate committee for assessing the effectiveness of the board as a whole, the committees of the board and the contribution of individual directors.
As noted in item 4 above, the Corporate Governance Committee annually assesses the effectiveness of the Board, its committees and individual directors. The Committee then proposes, at least annually, modifications to improve the Board and committee functions, and the Bank's corporate governance practices. In mid fiscal 2001, the Board retained a consultant that specializes in such assessments to interview all directors and provide a report which was discussed by the Board at a meeting held in late 2001. Each director received a confidential personal assessment commenting on their individual performance as directors as evaluated by their fellow directors. Later in 2002, the Lead Director carried out individual interviews with all directors to receive and discuss their views on the performance of the Board, Lead Director and the other directors. The Lead Director then discussed his observations with the Corporate Governance Committee and the full Board and made recommendations for improvements.
6.	Every corporation, as an integral element of the process for appointing directors, should provide an orientation and education program for new recruits to the board.
The Corporate Governance Committee, with the assistance of the Chairman and Chief Executive Officer and the Corporate Secretary, provides an orientation and education program for new directors, including a Director's Manual. Members of the senior executive team are made available to directors to supplement this orientation. Presentations are made regularly to the Board and its committees on different aspects of CIBC's operations and ongoing educational seminars are held on topics that will assist the Board members in fulfilling their obligations. In 2002 a special meeting of the Board was held at which the Chief Executive Officer and the Chief Administrative Officer reviewed with the Board CIBC's internal governance structures, policies and practices; the Board then discussed these and other governance issues without the officers being present.

7.
The board of directors should examine its size and, with a view to determining the impact of the number upon effectiveness, undertake, where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision-making.
The Corporate Governance Committee recommends criteria for the composition of the Board and the size of the Board. The Board carefully examines issues relating to its size and balances factors such as age, geographical, professional, and industry representation. The Board has reduced its size significantly from 38 directors in 1993 to the 20 who have been nominated in this Circular for election by the shareholders at the 2003 annual meeting. On the recommendation of a Board task force, the Board has approved a policy stating that the effective size of the Board is between 18-20 directors given the many duties of the Board and its Committees and the size and complexity of CIBC.
8.
The board of directors should review the adequacy and form of the compensation of directors and ensure the compensation realistically reflects the responsibilities and risks involved in being an effective director.
The Board, together with the Corporate Governance Committee, reviews and approves director compensation policies and practices to ensure that compensation realistically reflects the responsibilities and risks involved. The Committee retains from time to time, but not every year, an independent external consultant to provide data and advice to the Committee on the appropriateness of its director compensation policies and levels, particularly in light of the number of meetings and amount of time required to be spent by the directors to fulfill their Board and committee obligations.

The Board has in place a guideline that all directors are expected to acquire, over time, common shares of the Bank with a value equivalent to six times the cash component of the director's annual retainer.
9.
	Committees of the board of directors should generally be composed of outside directors, a majority of whom are unrelated, although some committees, such as the executive committee, may include one or more inside directors.	All committees are composed solely of outside directors; no Board committee has any officers as members.
10.
The board of directors should expressly assume responsibility for, or assign to a committee, the general responsibility for developing the corporation's approach to governance issues, including the response to the TSX governance guidelines.
As directed by the full Board of CIBC, the Corporate Governance Committee is responsible for corporate governance issues, including structures and procedures for the independent functioning of the Board. The Corporate Governance Committee and the Board have reviewed and approved this Management Proxy Circular, including this Statement of Corporate Governance Practices.

11.
The board of directors, together with the CEO, should develop position descriptions for the board and the CEO, involving the definition of the limits to management's responsibilities. In addition, the board should approve or develop the corporate objectives, which the CEO is responsible for meeting.
As commented on in Item 1, the Board has approved a Mandate for itself. The Bank Act provides that certain important matters must be brought before the Board. The Board of Directors also reserves certain decisions for itself and delegates others to management. Several matters such as acquisitions, outsourcing arrangements, significant investments and transactions that are outside the ordinary course are brought before the Board.
The Board reviews and approves individual position descriptions for the Chairman and CEO (specifically in his separate roles as Chairman and as CEO), the Directors and the Lead Director. The Board approves performance goals for CIBC, its business units and for the CEO and monitors results against these goals.
12.
The board of directors should have in place appropriate structures and procedures to ensure that the board can function independently of management. An appropriate structure would be (i) appoint a chair of the board who is not a member of management with responsibility to ensure the board discharges its responsibilities or (ii) adopt alternate means such as assigning this responsibility to a lead director.
Appropriate procedures may involve the board meeting on a regular basis without management or assigning the responsibility of administering the board's relationship with management to a committee of the board.
The Chair of the Corporate Governance Committee serves as the Lead Director of the Bank. The Lead Director's role is to facilitate the functioning of the Board of Directors independently of management. A detailed outline of the role of the Lead Director is set out at page 22 of this Circular.

The Board and the committees can choose to meet without management present at any time, and the Board's policy is to do so at every Board meeting. In these meetings the Lead Director serves as chair. The committees meet without management being present for some part of all or most of their meetings. In 2002, the Board met 13 of 15 times without management present for a part of the meeting.

The Board regularly reviews the independence of the Board and its committees.
13.
The audit committee of every board of directors should be comprised only of outside directors. The roles and responsibilities of the audit committee should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties. The audit committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate and the committee's duties should include oversight responsibilities for management reporting on internal controls. In addition, the audit committee should ensure that management has designed and implemented an effective system of internal control.
The Audit Committee is comprised solely of outside directors. The Committee meets regularly with the internal and external auditors, the Office of the Superintendent of Financial Institutions Canada and CIBC's Executive Vice President and Chief Financial Officer, Vice-Chair and Chief Risk Officer, Senior Executive Vice President and Chief Administrative Officer, Executive Vice President and Chief Auditor, and Executive Vice President and General Counsel in carrying out its duties. The responsibilities of all Committees of the Board including the Audit Committee are set out in their Charters. In addition, a description of the mandate of all Board committees is provided in the Annual Report. The Audit Committee regularly reviews CIBC's internal control framework and processes.

14.
The board of directors should implement a system that enables an individual director to engage an outside adviser at the expense of the corporation in appropriate circumstances. This engagement should be subject to approval by an appropriate committee of the board.
According to CIBC's corporate governance policies, the Board, committees and any director can retain independent advisors at the Bank's expense. This is arranged through the Corporate Governance Committee, the Lead Director and the Chairman. In fiscal 2002 outside consultants were utilized by the Board, the Corporate Governance Committee, the Audit Committee and the MRCC.

Canadian Imperial Bank of Commerce
Head Office
Commerce Court
Toronto, Ontario
CANADA
M5L 1A2

Corporate Secretary's Division
199 Bay Street
Commerce Court West, 13th Floor
Toronto, Ontario, Canada, M5L 1A2
Telephone: (416) 980-3096
Telecopier: (416) 980-7012
Email: paul.fisher@cibc.com

Printed in Canada on recycled paper

CANADIAN IMPERIAL BANK OF COMMERCE
PROXY
Annual Meeting of Shareholders — February 27, 2003

The undersigned Shareholder of CANADIAN IMPERIAL BANK OF COMMERCE ("CIBC") hereby appoints J.S. Hunkin, Chairman and Chief Executive Officer, or failing him, William A. Etherington, Lead Director, or instead of either of them                                             as proxyholder of the undersigned with power of substitution, to attend, vote and otherwise act for and on behalf of the undersigned as directed below, and in respect of all other matters that may properly come before the ANNUAL MEETING OF COMMON SHAREHOLDERS (the "Meeting") to be held on February 27, 2003 and any continuation of the Meeting after an adjournment thereof. This proxy is solicited by and on behalf of management of CIBC.

The directors and management recommend shareholders vote FOR the matters below:
	Vote FOR	WITHHOLD from Voting
1. Appointment of auditor	☐	☐
2. Election as directors of the nominees listed below:
01–D. G. Bassett	02–J. H. Bennett	03–C. M. Black
04–G. F. Colter	05–P. M. Delbridge	06–W. L. Duke
07–I. E. H. Duvar	08–W. A. Etherington	09–A. L. Flood
10–M. A. Franssen	11–R. D. Fullerton	12–G. D. Giffin
13–J. A. Grant	14–A. E. P. Hickman	15–J. S. Hunkin
16–A. Naimark	17–M. E. J. Phelps	18–C. Sirois
19–S. G. Snyder	20–W. G. Weston
Mark "X" for only one box:
Vote FOR all nominees		☐
WITHHOLD from voting for all nominees		☐
WITHHOLD vote for an individual nominee		☐
*Write number(s) of nominee(s) below – USE NUMBER ONLY

The directors and management recommend shareholders vote AGAINST the matters below:
	Vote FOR	Vote AGAINST
3. Shareholder Proposal No. 1	☐	☐
4. Shareholder Proposal No. 2	☐	☐
5. Shareholder Proposal No. 3	☐	☐
6. Shareholder Proposal No. 4	☐	☐
7. Shareholder Proposal No. 5	☐	☐
8. Shareholder Proposal No. 6	☐	☐
9. Shareholder Proposal No. 7	☐	☐
10. Shareholder Proposal No. 8	☐	☐
11. Shareholder Proposal No. 9	☐	☐
12. Shareholder Proposal No. 10	☐	☐
These Shareholder Proposals are set out in Schedule "C" to the accompanying Management Proxy Circular.

Date	Signature

This form must be executed by the shareholder or by his/her attorney duly authorized in writing. If the shareholder is a body corporate, an estate, or trust, the proxy must be executed by the officers or attorney thereof, duly authorized, in which case each signatory should state the capacity in which he/she signs. If this proxy is not dated in the space provided, it will be deemed to bear the date on which it was mailed to the shareholder. This form of proxy confers discretionary authority upon the person whom it appoints in respect of any variation or amendments or additions to the matters identified in the Notice of Meeting and any other matter that may properly come before the Meeting or any continuation following an adjournment thereof.

Shares represented by any properly executed proxy will be voted or withheld from voting by the persons designated in accordance with the instructions marked on the proxy form. In the absence of shareholder instructions, shares represented by this proxy will be voted FOR items 1 and 2 and AGAINST items 3 to 12.

Every shareholder has the right to appoint a person (who need not be a shareholder) other than the persons designated in this form of proxy, to attend, vote and act for and on behalf of such shareholder at the Meeting. To exercise this right a shareholder may strike out the names of the persons designated and insert the name of the shareholder's nominee in the blank space provided or may use another appropriate form of proxy.

THIS IS YOUR PROXY. PLEASE COMPLETE AND RETURN IN THE ENVELOPE PROVIDED.
IF YOU RECEIVE MORE THAN ONE PROXY, PLEASE COMPLETE AND RETURN EACH ONE.

January 30, 2003

NOTICE TO ALL BENEFICIAL SHAREHOLDERS

National Instrument 54-102 of the Canadian Securities Administrators relating to shareholder communications provides shareholders with the opportunity to elect annually to have their name added to CIBC's supplemental mailing list in order to receive CIBC's Quarterly Reports. If you wish to receive such reports, please complete and return this notice to the address noted below.

In addition, if you wish to receive delivery of the Quarterly Reports and certain other CIBC communications via the Internet rather than by mail, please sign and return the consent on the reverse side of this notice.

This consent for electronic delivery is for documents sent from CIBC's transfer agent, CIBC Mellon Trust Company (e.g., quarterly financial reports) and does not facilitate electronic delivery of materials delivered to you through your broker or your broker's mailing agent.

Shareholder Signature:
Shareholder Name:	Please print
Shareholder Address:

Please print
Shareholder e-mail:	Please print

I confirm that I am a shareholder of Canadian Imperial Bank of Commerce

Language Preference:	English ☐	French ☐
Date:

Please return to:
CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario, Canada M5C 2W9

Consent to Electronic Delivery of Documents

        CIBC will be implementing an electronic delivery program under which you, as a CIBC shareholder, would be notified that CIBC's quarterly financial statements, annual report and other corporate information is available on CIBC's website at www.cibc.com.

If you consent to electronic delivery, a notification will be sent to you confirming when CIBC has implemented its electronic delivery program.

This consent for electronic delivery is for documents sent from CIBC's transfer agent, CIBC Mellon Trust Company, (e.g., quarterly financial reports) and does not facilitate electronic delivery of materials delivered to you through your broker or your broker's mailing agent.

TO:	CANADIAN IMPERIAL BANK OF COMMERCE
1.
I consent to receiving all documents to which I am entitled, electronically rather than by mail. I understand that the documents I am entitled to receive are determined by the class of securities I hold and may include:
/*/ CIBC's Quarterly Financial Report
/*/ CIBC's Annual Report (including Annual Financial Statements and Management's Discussion and Analysis)
/*/ Notice of CIBC's Annual or Special Meeting of Shareholders and related proxy and proxy circular
/*/ CIBC's Supplemental Mailing List Return Card
/*/ Other corporate information about CIBC
2.
I understand and agree that CIBC will notify me when a document which I am entitled to receive is available at CIBC's website www.cibc.com once CIBC has filed the documents with securities regulators. I agree that notification will be sent to me at my e-mail address set out below or in such other manner as CIBC may determine.
	3.	I acknowledge that access to Internet e-mail and the world wide web is required for me to access a document electronically and I confirm that I have such access.
	4.	I understand and agree that:
/*/ any e-mail notice or other notification will not contain an actual document
/*/ any e-mail notice or other notification will contain CIBC's web address (or a hyperlink) identifying where a document is located
/*/ by entering CIBC's web address into my web browser, I can access, view, download, and print a document from my computer
/*/ the system requirements to view and download a document will be specified in CIBC's website; currently a document distributed electronically will be in Adobe's Portable Document Format (PDF)
/*/ the Adobe Acrobat Reader software is required to view a document in PDF format and is available free of charge from Adobe's web site at www.adobe.com
5.
I understand that I may request a paper copy of a document for which I have consented to electronic delivery by: calling CIBC at 416-980-6657; sending CIBC a fax at 416-980-5028; sending CIBC an e-mail to financialreport@cibc.com or by sending a request in writing by mail to CIBC Investor Relations Department, Commerce Court North, 4th floor, Toronto, Ontario, M5L 1A2. I understand that I may also request a paper copy by contacting CIBC Mellon Trust Company by phone, fax, e-mail or regular mail using the contact information in number 8 below for CIBC Mellon.
	6.	I understand and agree that:
/*/ at any time and without giving me advance notice, CIBC may elect not to send me a document electronically, in which case a paper copy of the document will be mailed to me,
/*/ if a document intended to be sent to me electronically is not available electronically, a paper copy of the document will be mailed to me, and
/*/ if my e-mail address is found to be invalid, a paper copy of the document will be mailed to me.
	7.	I understand that CIBC will maintain, on its website, any document sent to me electronically, for at least 6 months from the date of posting to the website.
8.
I understand that I may revoke or modify my consent and that I may change my e-mail address to which documents are delivered to me, at any time, by notifying CIBC Mellon Trust Company by telephone: 1-800-387-0825, fax: 416-643-5501, e-mail: inquiries@cibcmellon.com or mail: CIBC Mellon Trust Company, P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario, Canada, M5C 2W9. I understand that if I change my e-mail address or revoke or modify my consent, I must notify CIBC Mellon Trust Company and they must actually receive and acknowledge my notification for my request to be effective.
9.
I understand that CIBC protects my privacy in accordance with its brochure "Your Privacy is Protected", however, I understand that any notification sent to me by e-mail about the availability of a document will be unencrypted.
	10.	I understand that I am not required to consent to electronic delivery.

I am a security holder of CIBC. I have read and understand the terms of this "Consent to Electronic Delivery of Documents" form and, on those terms, I consent to the electronic delivery of the documents I am entitled to receive.

Shareholder Signature:
Shareholder Name:	Please print
Shareholder Address:
Please print
Shareholder e-mail:	Please print

Beneficial Consent

January 30, 2003

NOTICE TO ALL REGISTERED SHAREHOLDERS

National Instrument 54-102 of the Canadian Securities Administrators relating to shareholder communications provides shareholders with the opportunity to elect annually to have their name added to CIBC's supplemental mailing list in order to receive CIBC's Quarterly Reports. If you wish to receive such reports, please complete and return this notice to the address noted below.

In addition, if you wish to receive delivery of the Quarterly Reports and certain other CIBC communications via the Internet rather than by mail, please sign and return the consent on the reverse side of this notice.

Shareholder Signature:
Shareholder Name:	Please print
Shareholder Address:

Please print
Shareholder e-mail:	Please print

I confirm that I am a shareholder of Canadian Imperial Bank of Commerce

Language Preference:	English ☐	French ☐
Date:

Please return to:
CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario, Canada M5C 2W9

Consent to Electronic Delivery of Documents

        CIBC will be implementing an electronic delivery program under which you, as a CIBC shareholder, would be notified that CIBC's quarterly financial statements, annual report and other corporate information is available on CIBC's website at www.cibc.com.

If you consent to electronic delivery, a notification will be sent to you confirming when CIBC has implemented its electronic delivery program.

With your consent, CIBC will be able to make the information available to you electronically instead of sending you the information by mail. To enable CIBC to provide increased convenience to shareholders, benefit the environment and reduce costs for the corporation, CIBC encourages its shareholders to take advantage of CIBC's electronic delivery program. If you would like to take advantage of this electronic delivery program, you must complete the consent form below and return it to CIBC's transfer agent, CIBC Mellon Trust Company by fax 416-643-5501 or mail to CIBC Mellon Trust Company, P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario, Canada, M5C 2W9. CIBC encourages you to read the consent form carefully so that you understand the terms under which electronic delivery is made. If you would like to continue receiving these documents by mail, simply complete the reverse side of this form and return it to CIBC Mellon Trust Company. You do not have to complete the consent form below.

If you have any questions about CIBC's electronic delivery program, please call CIBC Mellon Trust Company at 1-800-387-0825 or send an e-mail to inquiries@cibcmellon.com.

TO:	CANADIAN IMPERIAL BANK OF COMMERCE
1.
I consent to receiving all documents to which I am entitled, electronically rather than by mail. I understand that the documents I am entitled to receive are determined by the class of securities I hold and may include:
/*/ CIBC's Quarterly Financial Report
/*/ CIBC's Annual Report (including Annual Financial Statements and Management's Discussion and Analysis)
/*/ Notice of CIBC's Annual or Special Meeting of Shareholders and related proxy and proxy circular
/*/ CIBC's Supplemental Mailing List Return Card
/*/ Other corporate information about CIBC
2.
I understand and agree that CIBC will notify me when a document which I am entitled to receive is available at CIBC's website www.cibc.com once CIBC has filed the documents with securities regulators. I agree that notification will be sent to me at my e-mail address set out below or in such other manner as CIBC may determine.
	3.	I acknowledge that access to Internet e-mail and the world wide web is required for me to access a document electronically and I confirm that I have such access.
	4.	I understand and agree that:
/*/ any e-mail notice or other notification will not contain an actual document
/*/ any e-mail notice or other notification will contain CIBC's web address (or a hyperlink) identifying where a document is located
/*/ by entering CIBC's web address into my web browser, I can access, view, download, and print a document from my computer
/*/ the system requirements to view and download a document will be specified in CIBC's website; currently a document distributed electronically will be in Adobe's Portable Document Format (PDF)
/*/ the Adobe Acrobat Reader software is required to view a document in PDF format and is available free of charge from Adobe's web site at www.adobe.com
5.
I understand that I may request a paper copy of a document for which I have consented to electronic delivery by: calling CIBC at 416-980-6657; sending CIBC a fax at 416-980-5028; sending CIBC an e-mail to financialreport@cibc.com or by sending a request in writing by mail to CIBC Investor Relations Department, Commerce Court North, 4th floor, Toronto, Ontario, M5L 1A2. I understand that I may also request a paper copy by contacting CIBC Mellon Trust Company by phone, fax, e-mail or regular mail by using the contact information in number 8 below for CIBC Mellon.
	6.	I understand and agree that:
/*/ at any time and without giving me advance notice, CIBC may elect not to send me a document electronically, in which case a paper copy of the document will be mailed to me,
/*/ if a document intended to be sent to me electronically is not available electronically, a paper copy of the document will be mailed to me, and
/*/ if my e-mail address is found to be invalid, a paper copy of the document will be mailed to me.
	7.	I understand that CIBC will maintain, on its website, any document sent to me electronically, for at least 6 months from the date of posting to the website.
8.
I understand that I may revoke or modify my consent and that I may change my e-mail address to which documents are delivered to me, at any time, by notifying CIBC Mellon Trust Company by telephone: 1-800-387-0825, fax: 416-643-5501, e-mail: inquiries@cibcmellon.com or mail: CIBC Mellon Trust Company, P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario, Canada, M5C 2W9. I understand that if I change my e-mail address or revoke or modify my consent, I must notify CIBC Mellon Trust Company and they must actually receive and acknowledge my notification for my request to be effective.
9.
I understand that CIBC protects my privacy in accordance with its brochure "Your Privacy is Protected", however, I understand that any notification sent to me by e-mail about the availability of a document will be unencrypted.
	10.	I understand that I am not required to consent to electronic delivery.

I am a security holder of CIBC. I have read and understand the terms of this "Consent to Electronic Delivery of Documents" form and, on those terms, I consent to the electronic delivery of the documents I am entitled to receive.

Shareholder Signature:
Shareholder Name:	Please print
Shareholder Address:
Please print
Shareholder e-mail:	Please print

Registered Consent

January 30, 2003

renate.allen@blakes.com
cc: valerie.pettipas@cibc.com

Nova Scotia Securities Commission	Securities Commission of Newfoundland and Labrador
Alberta Securities Commission	Saskatchewan Securities Commission
The Manitoba Securities Commission	New Brunswick Securities Commission
The Toronto Stock Exchange	Ontario Securities Commission
British Columbia Securities Commission	Prince Edward Island Securities Commission
Commission des valeurs Mobilieres du Quebec	Government of the Northwest Territories
Government of Yukon	Government of Nunavut

Dear Sirs:

RE: CANADIAN IMPERIAL BANK OF COMMERCE

The following material(s) were sent by prepaid mail to all registered shareholders of the above-mentioned Company on January 30, 2003.

  X
  Proxy

  X
  Notice of Meeting/Proxy Circular

  X
  MD & A

  X
  Annual Report for the Fiscal Year Ended October 31, 2002

  X
  Annual Financial Statement for the Fiscal Year Ended October 31, 2002

  X
  Supplemental Card/Consent Form

However, we have not mailed material(s) to shareholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

The above disclosure document(s) are filed with you as agent for the Company in compliance with the regulations.

Yours very truly,
 CIBC MELLON TRUST COMPANY

Jennifer Andersen
Administrator, Client Services
Direct Dial: (416) 643-5564

pk\CM_CIBC

CIBC Mellon Trust Company is a licensed user of the CIBC and Mellon trademarks

QuickLinks

SIGNATURES
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
VOTING INFORMATION
BUSINESS OF THE MEETING
EXECUTIVE AND DIRECTOR COMPENSATION
OTHER INFORMATION
SCHEDULE "A"
SCHEDULE "B"
SCHEDULE "C"
SCHEDULE "D"
NOTICE TO ALL BENEFICIAL SHAREHOLDERS
Consent to Electronic Delivery of Documents
NOTICE TO ALL REGISTERED SHAREHOLDERS
Consent to Electronic Delivery of Documents